ESB Financial Corporation

2003 Annual Report to Shareholders

VALUES WE SHARE

Our Purpose:	CUSTOMER SATISFACTION

• Strive to exceed customer expectations
• Listen, understand and respond to customer needs
• Serve in a friendly, professional, caring way, adding that personal touch
• Earn confidence and loyalty of customers through exceptional service

Our Foundation:	INTEGRITY

• Uncompromising, adhere to highest professional and personal ethics
• Accept responsibility, fulfill commitments and maintain credibility
• Actions founded on honesty, fairness and trust
• Do what’s right

Our Goal:	EXCELLENCE

• Approach responsibilities with passion and commitment
• Consistently endeavor to do the best job possible
• Committed to the concept of rising expectations and continual improvement
• Set challenging goals, learn from mistakes, demonstrate innovation and creativity and attention to detail

Our Style:	TEAMWORK

• Value diversity and the contributions of others
• Share information and expertise
• Build trust and relationships through open candid communication
• Enthusiastically work together to achieve common goals

Our Responsibility:	COMMUNITY INVOLVEMENT

• Give time, skills and resources to improve our communities
• Be a positive role model; strive to make a difference

Our Strength:	LEADERSHIP

• Lead by example in both words and actions
• Stimulate and relish opportunities for positive change
• Recognize performance, effectively plan and communicate, demand quality
• Respect others and encourage a balanced life approach

Table of Contents

Consolidated Financial Highlights	1
Letter to Shareholders	3
Selected Consolidated Financial Data	7
Management’s Discussion and Analysis of Financial Condition and Results of Operations	8
Consolidated Financial Statements	25
Notes to Consolidated Financial Statements	30
Report of Independent Auditors	61
Stock and Dividend Information	62
Corporate Information	64
Board of Directors	65
Corporate Officers, Advisory Board and Bank Officers	66
Office Locations and Branch Managers	69

Company Profile

ESB Financial Corporation (Nasdaq: ESBF), a publicly traded financial services company, provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly owned subsidiary bank, ESB Bank.

ESB Bank, is a Pennsylvania chartered, FDIC insured stock savings bank which conducts business through 16 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. To compliment retail and commercial operations conducted through its bank offices, the Company invests in U.S. Government, municipal and mortgage-backed securities through its subsidiary savings bank and through its investment subsidiary, PennFirst Financial Services, Inc., a Delaware corporation.

Mission Statement

The mission of ESB Financial Corporation and its subsidiaries is to effectively provide for the financial service needs of our customers and community while creating value for our shareholders. Our mission will be accomplished by growing in a profitable and controlled manner; by identifying and meeting the financial needs of our customers; by offering quality products and services that are competitively priced and serviced by a knowledgeable, attentive and friendly staff; and by creating a positive work environment that maximizes the alignment of customer and employee objectives.

Consolidated Financial Highlights

(Dollar amounts in thousands, except share data)

	As of or for the year ended December 31,
	2003	2002	Change
Total assets	$1,365,780	$1,319,695	3%
Loans receivable and loans held for sale, net	322,454	340,892	(5)%
Securities available for sale	928,936	865,135	7%
Total deposits	603,046	589,826	2%
Borrowed funds, including subordinated debt	652,489	621,526	5%
Stockholders’ equity	96,871	96,371	1%
Net interest income	21,615	21,659	(0)%
Net income	8,524	8,960	(5)%
Net income per share (diluted) (1)	$0.80	$0.86	(7)%
Cash dividends declared per share (1)	$0.38	$0.31	24%
Return on average assets	0.63%	0.69%	(9)%
Return on average stockholders’ equity	8.75%	10.10%	(13)%

(1)	All per share amounts have been adjusted to reflect the six-for-five stock split paid in May of 2003.

ESB Financial Corporation	1	2003 Annual Report

Consolidated Financial Highlights (continued)

ESB Financial Corporation	2	2003 Annual Report

Letter to Shareholders

Charlotte A. Zuschlag

President and Chief Executive Officer

Dear Fellow Shareholders:

The Company reported 2003 earnings of $0.80 per share on net income of $8.5 million compared to earnings of $0.86 per share on earnings of $9.0 million for 2002. While we did not realize our earnings growth target, I am satisfied with the solid financial results our Company delivered for our shareholders in the year 2003. We were able to achieve a stable and reliable earnings stream despite a difficult and challenging operating environment with continued weakness in the overall economy and the lowest interest rate environment in over fifty years. In addition and more importantly, we were able to strengthen the Company’s long-term prospects for growth and continued profitability by maintaining a strong and conservative balance sheet by implementing fundamental investment and liability management strategies that look beyond the short-term interest rate environment and remaining focused on the long term financial priorities of the Company.

ESB’s primary long-term financial priority is to create sustainable shareholder value and growth. We remain committed to the fundamental business strategies that have delivered results to our shareholders since 1990: prudent asset and liability management practices, operational productivity and efficiency, strong credit quality, a managed risk profile, application of enhanced technology and meeting the needs of our customers and communities. These strategies provide a solid platform as we continue to chart a long-term course in a challenging and sometimes hostile operating environment. Since 1990, shareholders have been able to count on ESB Financial Corporation (ESBF) to provide dependable dividend income, value enhancement, solid financial performance and a conservative long-term perspective.

Initiatives and Accomplishments

Some of the significant initiatives and accomplishments for 2003 were as follows:

Shareholder Value:

ESBF’s stock price increased 49.2% during the year. This compares favorably to the performance of the Dow Jones Industrial Average of 26.4%; the S&P 500 performance of 25.3%; the stronger performance of NASDAQ at 50.0%; and the Russell 2000 Index funds performance of 45.4%. Our common stock has a compounded rate of return of 21.6% since our conversion in 1990, including the reinvestment of dividends.

The Company declared and paid a six-for-five, or 20%, stock split to reflect the appreciation of stock price over the year and to increase the number of shares outstanding to increase liquidity and enhance trading activity. This represents the twelfth such stock split or dividend since our initial public offering. The Company maintained the current payout of $0.10 per share quarterly cash dividend, which, in conjunction with the stock split, effectively increases the payout to our shareholders by 20%. This extends our record of paying cash dividends to 55 consecutive quarters.

During the year the Company repurchased 220,826 shares with a market value of $3.18 million through its stock repurchase program.

Enhancement of Technology:

We continue to enhance our technology to simplify our operation and increase employee productivity, to permit product and service expansion, to support future growth and to provide better and more cost effective customer

ESB Financial Corporation	3	2003 Annual Report

Letter to Shareholders (continued)

service. All new technologies are implemented with an emphasis on system security. In 2003, the Bank introduced Internet Banking including an electronic bill payment system which, in addition to our “24 Hour Telephone Banking”, provides two superior avenues for customers to access their account information 24 hours a day, seven days a week. We believe investment in, and enhancements of technology are one of the most important ways we can promote consistent and long-term financial and stock performance.

Branch Office Expansion/Consolidation:

In May, the Company acquired a parcel of land in Neshannock Township, Lawrence County for the purpose of constructing an approximately 3,200 square foot full service branch office facility which is anticipated to open in the Spring of 2004.

In December, the Company closed its Brighton Heights Office for cost efficiency reasons and consolidated its accounts with our North Shore Office.

Staff Development:

Education is a critical component to assist the employees of ESB Bank in achieving professional enrichment with a goal to provide quality customer service and to promote the principles of our “Values We Share” credo. A total of 236 participants attended educational programs during 2003. Certificates were awarded for students who successfully completed 16 hours of study in Techniques to Enhance Professional Business Writing, Leading Change in Organizations, Promoting a Positive Work Environment, Team Building and Solving Problems and Managing Priorities in the Workplace. Four hour training sessions were conducted for Preventing Workplace Harassment and Enhancing Workplace Diversity.

Values

A common thread runs through the fabric of our organization and that thread is our values. We pursue our objectives and sustain our performance through a culture that is based on a strong system of values. Our “Values We Share” statement, the embodiment of our values, guides us in that pursuit. These values remain at the forefront of our business decisions and practices and define who we are and distinguish us from others. We are focused on providing an attractive return on investment to our shareholders and we do so while maintaining the highest standards of integrity, including accurate, timely and transparent financial reporting. Your Company understands the importance of achieving success while maintaining a steadfast commitment to ethical standards, integrity and open communications with our shareholders, which we believe are the cornerstones of corporate governance.

Corporate Governance

Corporate governance has been, and will continue to be, vital to the success of ESBF. Our Company has a strong history of corporate governance policies and practices and we continue to maintain and enhance that position.

Over the past several years, there has been a significant focus on corporate governance by Congress, the Securities and Exchange Commission and shareholders due to the proliferation of corporate financial scandals, employee pension losses and corporate bankruptcies which culminated in the enactment of the Sarbanes-Oxley Act of 2002. The extensive provisions of this Act impose new and strict federal disclosure and corporate governance requirements on all public companies. We fully support these changes to prevent unethical and illegal business practices and have taken a number of steps to enhance corporate governance policies and practices throughout our organization.

During 2003, we implemented new policies and practices to build on our strong corporate governance program and to improve our internal processes and procedures to ensure clarity, accuracy, and full disclosure in our financial reporting.

Following are some important elements of our corporate governance practices and guidelines:

Our Audit Committee is composed entirely of independent outside directors.

ESB Financial Corporation	4	2003 Annual Report

Letter to Shareholders (continued)

The Company’s independent auditors report directly to the Audit Committee and are permitted to only perform pre-approved audit related services in accordance with SEC requirements. The Audit Committee reports directly to the Board of Directors. The independent auditors provide no non-audit services for the Company except certain tax services.

During 2003, we established a Disclosure Committee comprised of executive and senior management with rigorous procedures to ensure that we provide complete and accurate disclosure on all our public filings and press releases.

During 2003, the Company’s Board approved a Nonretaliation Whistleblower Policy, which provides an avenue for employees to direct all complaints and concerns about accounting issues or financial disclosures.

The Company has adopted a comprehensive Code of Ethics policy that applies to directors, officers, and employees, who must certify annually their compliance with the standards of the Code. You may review our Code of Ethics policy on our Internet web site at www.esbbank.com.

We remain vigilant in our commitment to be honest and forthright in our communications with our shareholders regarding the performance of their Company and to continue to conduct our business with uncompromising integrity and professionalism.

Community Focus

Beyond our financial and operational objectives, our business strategy incorporates our responsibility for corporate citizenship. Our Company has delivered on its commitment (Values We Share) and long-standing tradition of “giving back” to the communities where we work and live. Some of the more noteworthy accomplishments for the year 2003 include:

The Company was the recipient of The “PACB Community Service Award”. This award is presented by the Pennsylvania Association of Community Bankers to formally recognize outstanding civic leadership and service among Pennsylvania’s community banks.

An expression of appreciation by the Pittsburgh Community Reinvestment Group (“PCRG”) to ESB Bank for our years of dedication and service to our communities. A formal presentation was made at the PCRG’s annual luncheon honoring the Bank for our efforts in providing financial literacy program support and a full range of mortgage products and home-ownership opportunities to an under-served population in the Pittsburgh neighborhoods.

Establishment of a Community Service Program by the Bank to encourage our employees to become actively involved in community service programs and activities. Our employees recorded over 1,250 hours of community service during 2003.

The Company was the recipient of a Community Bank Service Award from the Independent Community Bankers of America for the Bank’s work in providing funding to a local elderly housing group.

The Company was the recipient of a Pennsylvania Association of Community Bankers’ Community Service Award for its successful efforts in raising funds for a local library.

ESB Bank’s Casual for Charity Program has contributed $9,600 in 2003 and over $65,000 over the past four years for local area charities. Funds for these contributions are comprised of employee casual day donations and bank matching contributions.

ESB Financial Corporation	5	2003 Annual Report

Letter to Shareholders (continued)

The Company’s commitment to the community continues to grow. We are working hard to strengthen our ties to the community and each year our involvement continues to expand as we become an integral partner in the ongoing efforts to help our communities grow and prosper. We care about the future of the communities we serve.

Board of Directors

Our Board of Directors, through their dedication, counsel and leadership that they bring to our organization, is critical to our continued success. More importantly, the Board personifies and embraces our values to provide guidance to management to execute our strategies and to conduct our daily business with integrity, professionalism and the highest ethical standards.

In May 2003, we welcomed Johanna Guehl, a certified public accountant and an attorney, to the Bank’s Board of Directors. Ms. Guehl, a former Director and Corporate Secretary of Workingmens Savings Bank (WSB), brings financial and legal expertise as well as additional perspectives to the Bank’s Board.

We also thank and acknowledge the contributions of Edward Thaner whose term expired in 2003. Mr. Thaner had been a member of the Company’s Board since 1997 when we acquired Troy Hill Federal Savings Bank.

We would like to add a special thanks to Edmund Smith, a long time and vital member of our Board of Directors, who retired from the Board in 2003 with over 35 years of service. We appreciate the guidance Mr. Smith provided as a member of our Board, and we wish him the best in his retirement.

I thank our directors for serving our shareholders well in this challenging business environment and era of increased focus on corporate governance.

The Year Ahead

With a sound corporate strategy, the hard work and dedication of our employees and the guidance provided by our Board of Directors, I am confident that we have a sound foundation to sustain our performance, to seize new business opportunities, and to initiate new programs that will enhance service to our customers and continue to provide value to our shareholders. As always, we would like to thank all of our customers and our shareholders for their consistent support and we look forward to opportunities for further growth and profitability in 2004.

I would like to express my appreciation to the directors, officers and employees of ESB who have all contributed to our success over the past year. We are very fortunate to have such a talented and dedicated group of individuals who are committed to serving the needs of our customers.

We invite our shareholders to join us at our annual shareholders’ meeting to be held on Wednesday, April 21, at 4:00 p.m. at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA. Your attendance will be very much appreciated.

Sincerely,

Charlotte A. Zuschlag

President and Chief Executive Officer

ESB Financial Corporation	6	2003 Annual Report

Selected Consolidated Financial Data

(Dollar amounts in thousands, except share data)

	As of December 31,
Financial Condition Data	2003	2002	2001 (1)	2000 (1)	1999
Total assets	$1,365,780	$1,319,695	$1,263,068	$1,200,150	$1,032,445
Securities	928,936	865,135	640,282	605,414	561,125
Loans receivable, net	322,454	340,892	523,131	512,228	393,929
Deposits	603,046	589,826	591,999	508,913	431,783
Borrowed funds, including subordinated debt	652,489	621,526	577,802	612,204	543,627
Stockholders’ equity	96,871	96,371	79,903	68,263	49,882
Stockholders’ equity per common share (2)	$8.98	$9.17	$7.58	$6.58	$5.15

	For the year ended December 31,
Operations Data	2003	2002	2001 (1)	2000 (1)	1999
Net interest income	$21,615	$21,659	$19,877	$19,366	$16,263
(Recovery of) provision for loan losses	(106)	(410)	47	(55)	54

Net interest income after (recovery of) provision for loan losses	21,721	22,069	19,830	19,421	16,209
Noninterest income	6,622	5,728	4,797	2,893	3,056
Noninterest expense	18,008	17,020	16,123	14,338	12,427

Income before income taxes	10,335	10,777	8,504	7,976	6,838
Provision for income taxes	1,811	1,817	1,275	1,243	1,077

Net income (3)	$8,524	$8,960	$7,229	$6,733	$5,761

Net income per common share: (2)
Basic	$0.84	$0.88	$0.73	$0.68	$0.61
Diluted	$0.80	$0.86	$0.72	$0.68	$0.59

	As of or for the year ended December 31,
Other Data	2003	2002	2001 (1)	2000 (1)	1999
Performance Ratios (for the year ended)
Return on average assets	0.63%	0.69%	0.59%	0.59%	0.57%
Return on average equity	8.75%	10.10%	9.49%	11.71%	9.93%
Average equity to average assets	7.22%	6.85%	6.23%	5.03%	5.79%
Interest rate spread (4)	1.80%	1.85%	1.74%	1.78%	1.73%
Net interest margin (4)	1.92%	2.01%	1.95%	2.01%	1.96%
Efficiency ratio	59.94%	55.73%	58.58%	55.36%	54.34%
Noninterest expense to average assets	1.33%	1.31%	1.32%	1.25%	1.24%
Dividend payout ratio (5)	45.83%	34.01%	35.61%	31.28%	31.83%
Asset Quality Ratios (as of year end)
Non-performing loans to total loans	0.51%	0.71%	0.46%	0.49%	1.04%
Non-performing assets to total assets	0.22%	0.28%	0.32%	0.37%	0.43%
Allowance for loan losses to total loans	1.17%	1.19%	0.95%	0.92%	1.16%
Allowance for loan losses to non-performing loans	228.20%	166.68%	205.72%	188.96%	111.29%
Capital Ratios (as of year end)
Stockholders’ equity to assets	7.09%	7.30%	6.33%	5.69%	4.83%
Tangible stockholders’ equity to tangible assets	5.41%	5.44%	5.16%	5.02%	5.04%

(1)	Selected consolidated financial data for 2001 and 2000 reflects increases due to the acquisitions of WSB and Spring Hill Savings Bank, respectively.
(2)	Stockholders’ equity, basic net income and diluted net income per common share for the years ended December 31, 2002 to December 31, 1999 has been adjusted to reflect the six-for-five stock split declared and paid in 2003. Years ended December 31, 2001 to December 31, 1999 have been adjusted for the six-for-five stock split declared and paid in 2002. Also, years ended December 31, 2000 and December 31, 1999 have been adjusted for the six-for-five stock split declared and paid in the second quarter of 2001.
(3)	Reported net income for 2003 and 2002 reflects the adoption of Financial Accounting Standard No. 142, whereby goodwill is no longer amortized. See note 1 to the financial statements.
(4)	Interest income utilized in calculation is on a fully tax equivalent basis, which is deemed to be the most prevalent industry standard for measuring interest rate spread and net interest margin.
(5)	Dividend payout ratio calculation utilizes diluted net income per share for all periods.

ESB Financial Corporation	7	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Overview

ESB Financial Corporation (the Company) is a Pennsylvania corporation and thrift holding company that provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly-owned subsidiary bank, ESB Bank (ESB or the Bank). The Company is also the parent company of PennFirst Financial Services, Inc., a Delaware corporation engaged in the management of certain investment activities on behalf of the Company, ESB Capital Trust II (Trust II) and ESB Statutory Trust III (Trust III), Delaware statutory business trusts established to facilitate the issuance of trust preferred securities to the public by the Company and THF, Inc., a Pennsylvania corporation established as a title agency to provide residential and commercial loan closing services and title closing services.

ESB is a Pennsylvania chartered, Federal Deposit Insurance Corporation (FDIC) insured stock savings bank, which conducts business through 16 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. ESB operates two wholly-owned subsidiaries: (i) AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of the Company, and (ii) ESB Financial Services, Inc., a Delaware corporation which holds loans and other investments.

ESB is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such deposits in real estate loans secured by liens on residential and commercial properties, consumer loans, commercial business loans, securities and interest-earning deposits.

During 2003, PennFirst Financial Advisory Services, Inc. (PFAS) transferred its securities brokerage operations to its parent corporation, ESB Bank.

The Company is subject to examination and regulation by the OTS as a savings and loan holding company and for purposes of regulation as a savings and loan holding company the Bank is deemed to be a savings association. The Bank is subject to examination and comprehensive regulation by the FDIC and the Pennsylvania Department of Banking. ESB is a member of the Federal Home Loan Bank (FHLB) of Pittsburgh, which is one of the twelve regional banks comprising the FHLB System. ESB is further subject to regulations of the Board of Governors of the Federal Reserve System, which governs the reserves required to be maintained against deposits and certain other matters.

This Management Discussion and Analysis section of the Annual Report contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These forward-looking statements may involve significant risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from the results in these forward-looking statements.

Significant Financial Events in 2003

On April 15, 2003, the Board of Directors declared a six-for-five stock split to stockholders of record on May 1, 2003 and payable May 15, 2003. This stock split, combined with the Company’s maintaining the current quarterly cash dividend of $0.10 per share, effectively increased the cash payout to stockholders by 20%. All share and related price and dividend amounts discussed herein have been adjusted to reflect this stock split where applicable.

During 2003, the Company redeemed $5.0 million (liquidation amount) of the Preferred Securities of PennFirst Capital Trust I at a redemption price equal to the liquidation amount of $10.00 plus accrued and unpaid distributions thereon to April 17, 2003. The Company also established the Trust II and Trust III that issued $10.0 million and $5.0 million, respectively of variable rate Preferred Securities with a stated value and liquidation preference of $1,000 per share.

ESB Financial Corporation	8	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

In January 2004, the Company subsequently redeemed the remaining $20.3 million of preferred securities of PennFirst Capital Trust I. Management’s decision to redeem these securities, which had a total cost of 9.20%, and replace them with variable rate preferred securities and corporate debt with an overall weighted average cost of 5.24%, will result in a cost savings of approximately $654,000 in 2004. This strategy is one example of the Company’s commitment to grow earnings in the current historically low interest rate environment.

Significant Financial Events in 2002

Whole loan sale and securitization

During 2002, the Company completed a whole loan sale of approximately $33.1 million of fixed and adjustable rate 1-4 family residential mortgage loans. The Company recognized a $510,000 gain on the sale of these loans, $265,000 of which relates to retained servicing on these loans. In addition to the whole loan sale, during the second quarter, the Company also securitized 1-4 family residential mortgage loans with the Federal Home Loan Mortgage Corporation (FHLMC) totaling approximately $134.3 million. The Company retained the servicing rights in the securitized loans, all of which were retained in the securities available for sale portfolio, and recorded a servicing asset of approximately $941,000.

Stock Split and Cash Dividends

On September 17, 2002, the Board of Directors declared a six-for-five stock split to stockholders of record on September 30, 2002 and payable on October 25, 2002. This stock split, combined with the Company’s maintaining the current quarterly cash dividend of $0.10 per share, effectively increased the cash payout to stockholders by 20%. All share and related price and dividend amounts discussed herein have been adjusted to reflect this stock split where applicable.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The Company’s most significant accounting policies are presented in Note 1 to the consolidated financial statements. These policies along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions and estimates underlying those amounts, management has identified the determination of the fair value of securities, the allowance for loan losses and the valuation of goodwill and intangible assets to be the accounting areas that require the most subjective or complex judgments.

ESB Financial Corporation	9	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Securities

Securities are reported at fair value adjusted for premiums and discounts which are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below their amortized cost, and are other than temporary, will be written down to current market value and included in earnings as realized losses. For a discussion on the determination of an other than temporary decline, please refer to Note 1 of the consolidated financial statements. Management systematically evaluates securities for other than temporary declines in fair value on a quarterly basis. The Company recognized other than temporary impairment losses on securities available for sale of $0 and $446,000 for the years ended December 31, 2003 and 2002, respectively.

Allowance for loan losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). The Company’s periodic evaluation of the adequacy of the allowance for loan losses is determined by management through evaluation of the loss exposure on individual non-performing, delinquent and high-dollar loans; review of economic conditions and business trends; historical loss experience and growth and composition of the loan portfolio, as well as other relevant factors.

A quantitative analysis is utilized to support the adequacy of the allowance for loan losses. This analysis includes review of historical charge-off rates for loan categories, fluctuations and trends in the amount of classified loans and economic factors. Significant to this analysis are any changes in observable trends that may be occurring relative to loans to assess potential weaknesses within the credit. Current economic factors and trends in risk ratings are considered in the determination and allocation of the allowance for loan losses.

The allowance for loan losses at December 31, 2003 includes $4.1 million, compared to $4.2 million at December 31, 2002, allocated as follows: $1.4 million, or 33.6%, for residential loans, $1.9 million, 46.5%, for commercial real estate and commercial business loans, and $809,000 or, 19.9%, for consumer loans. The variance in the allowance from 2002 to 2003 is primarily the result of commercial real estate loans that became current during the period. The ability for customers to repay commercial loans is more dependent upon the success of their business, continuing income and general economic conditions. Accordingly, the risk of loss is higher on such loans than residential real estate loans, which generally incur fewer losses as the collateral value typically exceeds the loan amounts in the event of foreclosure.

Goodwill and other intangible assets

Statement of Financial Accounting Standards No. 142, (FAS 142) “Goodwill and Other Intangible Assets”, establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. At December 31, 2003, the Company had $473,000 of core deposit intangible assets subject to amortization and $7.1 million in goodwill, which was not subject to periodic amortization.

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. The Company’s goodwill relates to value inherent in the banking business and the value is dependent upon the Company’s ability to provide quality, cost effective services in a competitive market place. As such, goodwill value is supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill that could adversely impact earnings in future periods.

ESB Financial Corporation	10	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

FAS 142 requires an annual evaluation of goodwill for impairment. The fair value of the Company and the implied fair value of goodwill at the respective reporting unit level are estimated using the market value approach utilizing industry comparable information. The Company has concluded that the recorded value of goodwill was not impaired as a result of the evaluation.

Changes in Financial Condition

General. The Company’s total assets increased $46.1 million or 3.5% to $1.4 billion at December 31, 2003 from $1.3 billion at December 31, 2002. This increase was composed of a net increase in securities of $63.8 million, Federal Home Loan Bank (FHLB) stock of $791,000 and prepaid expenses and other assets of $1.7 million, which were partially offset by decreases in net loans receivable and loans held for sale, accrued interest receivable and real estate held for investment of $18.4 million, $775,000 and $1.8 million, respectively.

The increase in the Company’s total assets reflects a corresponding increase in total liabilities of $45.6 million or 3.7% to $1.3 billion at December 31, 2003 from $1.2 billion at December 31, 2002 and a slight increase in total stockholders’ equity of $500,000 or 0.5% to $96.9 million at December 31, 2003 from $96.4 million at December 31, 2002. The increase in total liabilities was primarily due to increases in borrowed funds of $31.0 million, deposits of $13.2 million and accrued expense and other liabilities of $1.7 million. The net increase in total stockholders’ equity can be attributed primarily to increases in additional paid in capital and retained earnings of $1.9 million and $3.4 million, respectively, as well as a decrease in treasury stock of $2.7 million. These items were partially offset by an increase in unearned employee stock ownership plan of $4.2 million and a decrease in accumulated other comprehensive income of $3.4 million.

Cash on hand, Interest-earning deposits and Federal funds sold. Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which increased a combined $197,000 or 1.3% to $15.3 million at December 31, 2003 from $15.1 million at December 31, 2002. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds. The net increase in 2003 can be attributed principally to increases in deposits.

Securities. The Company’s securities and loan portfolios represent its two largest balance sheet asset classifications, respectively. The Company’s securities portfolio increased a net $63.8 million or 7.4% to $928.9 million at December 31, 2003 from $865.1 million at December 31, 2002. During 2003, the Company recorded purchases of available for sale securities of $490.0 million, consisting primarily of $462.5 million of mortgage-backed securities and $27.5 million of municipal bonds.

Partially offsetting the purchases were $386.2 million of maturities and repayments of principal, and $31.9 million of securities sold consisting primarily of $20.5 million of mortgage-backed securities, $10.1 million of municipal securities, $1.3 million of equities, a decrease in the net unrealized gain on securities available for sale of $5.1 million (before taxes) during the year and $3.0 million due to the amortization of premiums. Unrealized pre-tax gains/losses (fair value adjustments) on available for sale securities was a $14.5 million gain as of December 31, 2003 compared to a $19.4 million gain as of December 31, 2002. These fair value adjustments represent temporary fluctuations resulting from changes in market rates in relation to average yields in the available for sale portfolio. If securities are held to their respective maturity dates, no fair value gain or loss is realized.

The securities portfolio is primarily funded by the Company’s borrowings. In 2003, this wholesale leverage strategy accounted for $4.7 million, on a tax equivalent basis, of the Company’s tax equivalent net interest income of $23.9 million.

ESB Financial Corporation	11	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Loans receivable. The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers businesses or to finance investor-owned rental properties, and to a lesser extent commercial and consumer loans. Net loans receivable decreased $16.9 million or 5.0% to $322.5 million at December 31, 2003 from $339.3 million at December 31, 2002. Included in this decrease were decreases in mortgage loans of $1.5 million or 0.5% and other loans of $7.1 million or 9.3%, in addition to increases in deferred loan fees and loans in process of $62,000 and $8.3 million, respectively, which were partially offset by a decrease in allowance for loan losses of $175,000. This decrease in net loans receivable reflects originations of $188.4 million offset by prepayments of $205.6 million that occurred on both higher rate fixed and adjustable rate loans as our customers continued to capitalize on the record low interest rates. The result was a decrease to the yield on the Company’s loan portfolio from 7.17% in 2002 to 6.51% in 2003.

Loans held for sale. The loans held for sale category consists solely of residential real estate loans originated for sale in the secondary market. Loans held for sale decreased $1.6 million to $0 at December 31, 2003 from $1.6 million at December 31, 2002. The Company originated approximately $34.0 million of loans held for sale during 2003. The Company sold loans held for sale of $35.6 million, including a gain on the sale of those loans of $449,000. During the year 2002, the Company originated loans held for sale of $25.1 million and sold loans held for sale of $58.7 million, including $33.1 million associated with the whole loan sale, with a resulting gain of $819,000.

Non-performing assets. Non-performing assets include non-accrual loans and real estate acquired through foreclosure (REO). Non-performing assets decreased $690,000 to $3.0 million or 0.22% of total assets at December 31, 2003 from $3.6 million or 0.28% of total assets at December 31, 2002. Non-performing assets consisted of non-performing loans and REO of $1.8 million and $1.2 million, respectively, at December 31, 2003 and non-performing loans and REO of $2.5 million and $1.1 million, respectively, at December 31, 2002. The decrease in non-performing assets resulted primarily from a decrease in the non-accrual loans between the periods. This decrease in non-accrual loans is primarily the result of 1-4 family and commercial real estate participation loans that either paid off or became current during 2003, as well as an overall decline in the non-accrual loans.

Accrued interest receivable. Accrued interest receivable decreased by $775,000 or 9.2% to $7.6 million for the year 2003 as compared to $8.4 million for the year 2002. This decrease was a result of the decrease in loans receivable between the periods as well as the overall decrease to the yield on the loan and securities portfolio.

FHLB stock. FHLB stock increased $791,000 or 2.7% to $30.7 million at December 31, 2003 from $29.9 million at December 31, 2002, primarily as a result of the increase in FHLB advances to $570.2 million at December 31, 2003 from $549.3 million at December 31, 2002.

Premises and equipment. Premises and equipment increased $186,000 or 2.0% to $9.5 million at December 31, 2003 from $9.3 million at December 31, 2002. This increase can primarily be attributed to the purchase of land, as well as subsequent improvements to that land, to be used for the construction of the Bank’s 17th branch, Neshannock Township, scheduled to open in 2004.

Real estate held for investment. The Company’s real estate held for investment decreased $1.8 million or 13.4% to $11.4 million at December 31, 2003 from $13.2 million at December 31, 2002 as a result of sales activity in the joint ventures in which the Company has a 51% ownership.

ESB Financial Corporation	12	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Intangible assets. Intangible assets decreased $637,000 or 47.5% to $705,000 at December 31, 2003 from $1.3 million at December 31, 2002. The decrease resulted from amortization of $526,000 of the servicing asset, associated with the whole loan sale and securitization completed in 2002, as well as amortization of the core deposit intangible created through acquisitions of $197,000. Partially offsetting these decreases was a recovery of the valuation allowance associated with the servicing asset of $87,000.

Prepaid expenses and other assets. Prepaid expenses and other assets increased $1.7 million or 37.7% to $6.2 million at December 31, 2003 from $4.5 million at December 31, 2002. The increase resulted from a change in the deferred tax balance, resulting from a decrease in the unrealized gain on the securities portfolio.

Bank owned life insurance. Bank owned life insurance (BOLI) is universal life insurance, purchased by the Bank, on the lives of the Bank’s employees. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by ESB as the owner of the policies. The Company purchased the $15.0 million universal life insurance policies on December 29, 1998. In 2001, the policy was increased by the addition of WSB’s BOLI of $1.3 million and an addition to the original policy of $3.5 million. The cash surrender value as of December 31, 2003 is $24.7 million.

Deposits. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which are a significant source of funds totaling $603.0 million or 48.0% of the Company’s total funding sources at December 31, 2003. Total deposits increased $13.2 million or 2.2% to $603.0 million at December 31, 2003 from $589.8 million at December 31, 2002. For the year, the Company’s interest-bearing demand deposits increased $11.0 million or 5.2%, time deposits remained relatively stable at $360.6 million, and noninterest-bearing deposits increased $2.2 million or 11.6%.

Advance payments by borrowers for taxes and insurance. Advance payments by borrowers for taxes and insurance decreased $262,000 or 12.5% to $1.8 million at December 31, 2003 from $2.1 million at December 31, 2002. This decrease was a result of the decline in the Company’s outstanding loan balances.

Borrowed funds. The Company utilizes short and long-term borrowings as another source of funding used for asset growth and liquidity needs. These borrowings primarily include FHLB advances and repurchase agreement borrowings. Borrowed funds increased $20.0 million or 3.3% to $617.3 million at December 31, 2003 from $597.3 million at December 31, 2002. FHLB advances increased $21.0 million or 3.8% and repurchase agreements increased $1.4 million or 3.1%, while other borrowings decreased $2.4 million. The decrease to other borrowings reflects the Company’s decision to refinance its Employee Stock Ownership Plan (ESOP) loan internally, with ESB Bank, from a third party.

Accrued expenses and other liabilities. Accrued expenses and other liabilities increased $1.7 million or 16.9% to $11.5 million at December 31, 2003 from $9.9 million at December 31, 2002. This increase includes increases in the capital stock dividend distributable, due to the six-for-five stock split in May of 2003, and minority interest related to the Company’s joint ventures.

Stockholders’ equity. Stockholders’ equity increased by $500,000 or 0.5% to $96.9 million at December 31, 2003 from $96.4 million at December 31, 2002. The net increase in total stockholders’ equity can be attributed primarily to increases in additional paid in capital and retained earnings of $1.9 million and $3.4 million, respectively, as well as a decrease in treasury stock of $2.7 million. These items were partially offset by an increase in unearned employee stock ownership plan of $4.2 million and a decrease in accumulated other comprehensive income of $3.4 million.

ESB Financial Corporation	13	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Changes in Results of Operations

General. The Company reported net income of $8.5 million, $9.0 million and $7.2 million in 2003, 2002 and 2001, respectively.

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages and the average loan balances include non-accrual loans and exclude the allowance for loan losses, and interest income includes accretion of net deferred loan fees. Interest and yields on tax-exempt securities (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis utilizing a federal tax rate of 34%.

(Dollar amounts in thousands)	Year ended December 31,
	2003			2002			2001
	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
Interest-earning assets:
Taxable securities available for sale	$749,507	$34,564	4.61%	$618,333	$35,652	5.77%	$459,812	$30,075	6.54%
Taxable adjustable corporate bonds AFS	51,225	1,065	2.05%	54,237	1,489	2.71%	57,015	2,959	5.12%
Tax-exempt securities available for sale	86,708	6,780	7.82%	90,607	7,162	7.90%	89,270	7,200	8.07%

	887,440	42,409	4.78%	763,177	44,303	5.80%	606,097	40,234	6.63%

Mortgage loans	258,079	17,024	6.60%	343,781	24,821	7.22%	448,979	33,944	7.56%
Other loans	73,988	4,593	6.21%	76,294	5,285	6.93%	81,452	6,272	7.70%

	332,067	21,617	6.51%	420,075	30,106	7.17%	530,431	40,216	7.58%

Cash equivalents	12,554	78	0.62%	10,418	133	1.28%	9,055	274	3.03%
FHLB stock	30,399	669	2.20%	24,280	852	3.51%	21,418	1,391	6.49%

	42,953	747	1.74%	34,698	985	2.84%	30,473	1,665	5.46%

Total interest-earning assets	1,262,460	64,773	5.13%	1,217,950	75,394	6.19%	1,167,001	82,115	7.03%
Other noninterest-earning assets	87,324	—	—	76,608	—	—	54,688	—	—

Total assets	$1,349,784	$64,773	4.80%	$1,294,558	$75,394	5.82%	$1,221,689	$82,115	6.72%

Interest-bearing liabilities:
Interest-bearing demand deposits	$217,970	$1,670	0.77%	$210,950	$2,896	1.37%	$184,046	$3,861	2.10%
Time deposits	361,517	11,405	3.15%	365,386	15,301	4.19%	338,222	18,805	5.56%

	579,487	13,075	2.26%	576,336	18,197	3.16%	522,268	22,666	4.34%
FHLB advances	564,063	24,125	4.22%	476,678	25,814	5.34%	417,081	25,376	6.00%
Repurchase agreements	44,017	1,287	2.88%	93,639	5,002	5.27%	157,283	9,522	5.97%
Other borrowings	1,257	66	5.18%	1,182	62	5.17%	—	—	—

	1,188,824	38,553	3.21%	1,147,835	49,075	4.24%	1,096,632	57,564	5.21%
Preferred securities- fixed	20,858	1,915	9.18%	24,181	2,226	9.21%	24,137	2,226	9.22%
Preferred securities- adjustable	7,112	384	5.40%	—	—	—	—	—	—

Total interest-bearing liabilities	1,216,794	40,852	3.33%	1,172,016	51,301	4.34%	1,120,769	59,790	5.29%
Noninterest-bearing demand deposits	24,230	—	—	20,885	—	—	15,799	—	—
Other noninterest-bearing liabilities	11,347	—	—	12,982	—	—	8,976	—	—

Total liabilities	1,252,371	40,852	3.23%	1,205,883	51,301	4.22%	1,145,544	59,790	5.18%
Stockholders’ equity	97,413	—	—	88,675	—	—	76,145	—	—

Total liabilities and equity	$1,349,784	$40,852	3.00%	$1,294,558	$51,301	3.93%	$1,221,689	$59,790	4.85%

Net interest income		$23,921			$24,093			$22,325

Interest rate spread (difference between weighted average rate on interest-earning assets and interest-bearing liabilities)			1.80%			1.85%			1.74%

Net interest margin (net interest income as a percentage of average interest-earning assets)			1.92%			2.01%			1.95%

Analysis of Changes in Net Interest Income. The following table analyzes the changes in interest income and interest expense in terms of: (i) changes in volume of interest-earning assets and interest-bearing liabilities and (ii) changes in yield and rates. The table reflects the extent to which changes in the Company’s interest income and interest expense are attributable to changes in rate (change in rate multiplied by prior year volume), changes in volume (changes in volume multiplied by prior year rate) and changes attributable to the combined impact of volume/rate (change in rate multiplied by change in volume). The changes attributable to the combined impact of

ESB Financial Corporation	14	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

volume/rate are allocated on a consistent basis between the volume and rate variances. Changes in interest income on securities reflects the changes in interest income on a fully tax equivalent basis.

(Dollar amounts in thousands)	2003 vs. 2002			2002 vs. 2001
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Securities	$6,602	$(8,496)	$(1,894)	$9,546	$(5,477)	$4,069
Loans	(5,905)	(2,584)	(8,489)	(8,004)	(2,106)	(10,110)
Cash equivalents	23	(78)	(55)	36	(177)	(141)
FHLB stock	182	(365)	(183)	167	(706)	(539)

Total interest-earning assets	902	(11,523)	(10,621)	1,745	(8,466)	(6,721)

Interest expense:
Deposits	99	(5,221)	(5,122)	2,170	(6,639)	(4,469)
FHLB advances	4,269	(5,958)	(1,689)	3,401	(2,963)	438
Repurchase agreements	(2,004)	(1,711)	(3,715)	(3,502)	(1,018)	(4,520)
Other borrowings	4	—	4	62	—	62
Subordinated debt	327	(254)	73	4	(4)	—

Total interest-bearing liabilities	2,695	(13,144)	(10,449)	2,135	(10,624)	(8,489)

Net interest income	$(1,793)	$1,621	$(172)	$(390)	$2,158	$1,768

2003 Results Compared to 2002 Results

General. The Company reported net income of $8.5 million and $9.0 million for 2003 and 2002, respectively. The $436,000 or 4.9% decrease in net income between 2003 and 2002 can primarily be attributed to a decrease in interest income of $10.5 million, recovery of loan losses of $304,000 and an increase in non-interest expense of $988,000, which were partially offset by a decrease in interest expense of $10.4 million and an increase in non-interest income of $894,000.

Net interest income. Net interest income, which is the Company’s largest revenue source, is the difference between interest income on earning assets and interest expense paid on liabilities. Net interest income is affected by the changes in interest rates and the composition of interest earning assets and liabilities. Net interest income decreased slightly by $44,000 or 0.2% to $21.6 million for 2003, compared to $21.7 million for 2002. This decrease in net interest income can be attributed to a decrease in interest income of approximately $10.5 million, offset partially by a decrease in interest expense of $10.4 million.

Interest income. Interest income decreased $10.5 million or 14.4% to $62.5 million for 2003, compared to $73.0 million for 2002. This decrease in interest income can be attributed to a decrease in interest earned on loans receivable of $8.5 million and interest earned on securities available for sale of $1.8 million.

Interest earned on loans receivable decreased $8.5 million or 28.2% to $21.6 million for 2003, compared to $30.1 million for 2002. This decrease was primarily attributable to a decrease in the average balance of loans outstanding of $88.0 million or 21.0% to $332.1 million for the year ended December 31, 2003 as compared to $420.1 million for the year ended December 31, 2002. Also contributing to the decrease was a decline in the yield on loans to 6.51% for 2003, compared to 7.17% for 2002.

Interest earned on securities decreased $1.8 million or 4.2% to $40.1 million for 2003, compared to $41.9 million for 2002. This decrease was primarily attributable to a decrease in the tax equivalent yield on securities to 4.78%

ESB Financial Corporation	15	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

for 2003, compared to 5.80% for 2003. This decrease in yield is a reflection of the low interest rate environment that resulted in increased prepayments of securities and lead to an increase in the amortization of premiums on the securities. Partially offsetting this decrease in yield was an increase in the average balance of securities of $124.3 million to $887.4 million for the year ended December 31, 2003 as compared to $763.2 million for the year ended December 31, 2002.

Income from FHLB stock decreased $183,000 or 21.5% to $669,000 for 2003, compared to $852,000 for 2002. This decrease can be primarily attributed to a decrease in the yield on FHLB stock to 2.20% for 2003, compared to 3.51% for 2002. Partially offsetting this decrease was an increase in the average balance of FHLB stock of $6.1 million or 25.2% to $30.4 million for 2003, compared to $24.3 million for 2002.

Interest earned on cash equivalents decreased $55,000 or 41.4% to $78,000 for 2003, compared to $133,000 for 2002 as the yield decreased to 0.62% for 2003, compared to 1.28% for 2002. Partially offsetting the decrease in yields, was an increase in the average balance of cash equivalents of $2.1 million or 20.5% to $12.6 million for 2003 compared to $10.4 million for 2002.

Interest expense. Interest expense decreased $10.4 million or 20.4% to $40.9 million for 2003, compared to $51.3 million for 2002. This decrease in interest expense can be attributed to decreases in interest incurred on deposits and FHLB advances, repurchase agreements and other borrowings of $5.1 million and $5.3 million, respectively.

Interest incurred on deposits decreased $5.1 million or 28.2% to $13.1 million for 2003, compared to $18.2 million for 2002. This decrease was primarily attributable to a decrease in the cost of deposits to 2.26% in 2003 from 3.16% in 2002. Partially offsetting the decrease in the cost of the deposits was an increase in the average balance of interest-bearing deposits of $3.2 million or 0.55% to $579.5 million for 2003, compared to $576.3 million for 2002.

Interest incurred on FHLB advances, repurchase agreements and other borrowings decreased $5.4 million or 17.5% to $25.5 million for 2003, compared to $30.9 million for 2002. This decrease was primarily attributable to a decrease in the cost of these funds to 4.12% for 2003, compared to 5.33% for 2002. Partially offsetting the decrease in the cost of funds, was an increase in the average balance of FHLB advances, repurchase agreements and other borrowings of $37.8 million or 6.6% to $609.3 million for 2003, compared to $571.5 million for 2002.

Interest expense on subordinated debt increased $73,000 to $2.3 million at December 31, 2003 from $2.2 million for 2002. This increase was primarily attributable to an increase in the average balance of the subordinated debt of $3.8 million or 15.7% to $28.0 million at December 31, 2003 from $24.2 million at December 31, 2002. Partially offsetting the increase in the average balance was a decrease in the cost of these funds to 8.22% for 2003, compared to 9.21% for 2002. This decrease in the cost of the funds is the result of the Company calling a portion of the fixed rate subordinated debt and replacing it with lower cost variable rate funding.

(Recovery of) provision for loan losses. The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover embedded losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio.

The Company recorded a recovery of loan losses of $106,000 for 2003, compared to a recovery for loan losses of $410,000 for 2002. The recovery of the loan losses for the year ended December 31, 2003 is the result of operating recoveries offset by provisions recorded in 2003 from the normal operations of the Company as well as an overall reduction to the loan portfolio. The recovery for loan losses for the year ended December 31, 2002

ESB Financial Corporation	16	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

includes a final recovery of $404,000 on the Company’s Bennett lease pools and a reduction to the provision for loan losses of approximately $150,000, which resulted from the whole loan sale and securitization of a portion of the Company’s 1-4 family residential mortgage loans. As a result of the recovery of and provision for loan losses during 2003 and 2002, the Company’s allowance for loan losses amounted to $4.1 million or 1.17% of the Company’s total loan portfolio at December 31, 2003, compared to $4.2 million or 1.19% at December 31, 2002. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2003 and December 31, 2002 was 228.20% and 166.68%, respectively.

Noninterest income. Noninterest income increased $894,000 or 15.6% to $6.6 million for 2003, compared to $5.7 million for 2002. This increase can be attributed to increases in fees and service charges, the net realized gain on sales of securities available for sale and net income from real estate joint ventures of $206,000, $254,000 and $940,000, respectively. Partially offsetting these increases were a decrease in net gain on sale of loans of $370,000 and a decline in the income from the cash surrender value of the BOLI of $213,000.

Fees and service charges increased $206,000 or 14.2% to $1.7 million for 2003, compared to $1.5 million for 2002. This increase can be attributed to a decrease in the amortization of the servicing rights, net of the valuation allowance, of approximately $96,000, an increase to loan servicing fees of $76,000 and an increase to fees on NOW accounts of $61,000. The increase to the fees on NOW accounts resulted from the Company introducing a new overdraft service in the fourth quarter of 2003. These increases were partially offset by nominal decreases to other fees and service charges.

Net gain on the sale of loans decreased $370,000 or 45.2% to $449,000 for 2003, compared to $819,000 for 2002. The gain on the sale of loans for 2003 is comprised of loans sold through normal operations, while the year ended December 31, 2002 included a gain of $510,000 in connection with the whole loan sale, $265,000 of which relates to servicing rights retained by the Company on the loans.

The cash surrender value of the BOLI increased by $954,000, which is equal to the income generated by the BOLI for 2003. This income declined $213,000 from $1.2 million in 2002, which is a reflection of the lower interest rate environment that affected the BOLI’s underlying collateral.

Income from the real estate joint ventures increased by $940,000 to $1.7 million for 2003 compared to $757,000 for 2002. In the latter part of 2001, the Company formed two joint ventures in which the Company participates in the land acquisition and development phase as well as the building of single family homes, duplexes and quadplexes. The land acquisition and development phase of these projects was substantially complete in 2002 and the Company began to realize income from the sale of the respective units, this income increased substantially in 2003 as the sales activity increased. These projects have been a successful source of noninterest income for the Company and management will continue to look for opportunities to enter into new joint ventures as the existing projects are completed.

Noninterest expense. Noninterest expenses increased $988,000 or 5.8% to $18.0 million for 2003, compared to $17.0 million for 2002. This increase can be primarily attributed to increases in compensation and employee benefits of $1.3 million offset by a decrease in other noninterest expense of $299,000.

Compensation and employee benefits expense increased $1.3 million or 12.9% to $11.0 million for 2003, compared to $9.8 million for 2002. This increase can be attributed to increases to ESOP expenses, the cost of health benefits and retirement expenses of $500,000, $248,000 and $133,000, respectively. These increases were in addition to normal salary increases between the years.

Premises and equipment expense remained relatively stable for 2003 as compared to 2002 at $1.7 million.

Federal deposit insurance premiums expense remained relatively stable for 2003 as compared to 2002 at $96,000.

ESB Financial Corporation	17	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Data processing expense increased $69,000 or 5.2% to $1.4 million for 2003, compared to $1.3 million for 2002. The increase to data processing expense is a reflection of the Company’s commitment to continually improve technology in order to enhance service to its customer base.

Amortization of intangible assets decreased $28,000 or 12.4% to $197,000 for 2003, compared to $225,000 for 2002. This amortization is related to the core deposit intangible that was recorded with the acquisition of WSB in 2001.

Loss on early extinguishment of debt increased $215,000 for 2003 from $0 for 2002. This increase is the result of the expense to write off the deferred debt issuance costs associated with the trust preferred debt of PennFirst Capital Trust I, a portion of which was redeemed in 2003.

Other expenses decreased $514,000 or 13.4% to $3.3 million for 2003, compared to $3.8 million for 2002. The decrease to other noninterest expense is a result of a decrease to the provision for loss on real estate owned of $417,000, offset by nominal increases and decreases in other expenses.

Provision for income taxes. The provision for income taxes remained relatively stable at $1.8 million for 2003, this is a result of an increase to the Company’s effective tax rate to 17.5% for 2003 compared to 16.9% in 2002.

2002 Results Compared to 2001 Results

General. The Company reported net income of $9.0 million and $7.2 million, for 2002 and 2001, respectively. The $1.7 million or 24.0% increase in net income between 2002 and 2001 can primarily be attributed to decreases in interest expense of $8.5 million and increases in noninterest income of $931,000, offset by a decrease in interest income of $6.7 million and increases in noninterest expense and provision for income taxes of $897,000 and $542,000, respectively.

Net interest income. Net interest income increased $1.8 million or 9.0% to $21.7 million for 2002, compared to $19.9 million for 2001. This increase in net interest income can be attributed to a decrease in interest expense of approximately $8.5 million, offset partially by a decrease in interest income of $6.7 million.

Interest income. Interest income decreased $6.7 million or 8.4% to $73.0 million for 2002, compared to $79.7 million for 2001. This decrease in interest income can be attributed to a decrease in interest earned on loans receivable of $10.1 million, partially offset by an increase in interest earned on securities available for sale of $4.1 million.

Interest earned on loans receivable decreased $10.1 million or 25.1% to $30.1 million for 2002, compared to $40.2 million for 2001. This decrease was primarily attributable to a decrease in the average balance of loans outstanding of $110.4 million or 20.8% to $420.1 million for the year ended December 31, 2002 as compared to $530.4 million for the year ended December 31, 2001. The decrease in the average balance of loans outstanding between periods can be attributed to the loan sale of $33.1 million and securitization of $134.3 million of fixed and adjustable rate 1-4 family residential mortgage loans that occurred in 2002. In addition to the decrease in the average balance of loans outstanding, there was a decline in the yield on the loans to 7.17% for the year ended December 31, 2002 from 7.58% for the year ended December 31, 2001.

Interest earned on securities increased $4.1 million or 10.8% to $41.9 million for 2002, compared to $37.8 million for 2001. This increase was primarily attributable to an increase in the average balance of $157.1 million to $763.2 million for the year ended December 31, 2002 as compared to $606.1 million for the year ended December 31, 2001. The increase in the average balance of the Company’s securities portfolio between periods can be partially attributed to the securitization of $134.3 million of the Company’s 1-4 family residential mortgage loan portfolio. Partially offsetting the increase in average balance was a decrease in the tax equivalent yield on securities to 5.80% for 2002, compared to 6.63% for 2001.

ESB Financial Corporation	18	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Income from FHLB stock decreased $539,000 or 38.7% to $852,000 for 2002, compared to $1.4 million for 2001. This decrease can be primarily attributed to a decrease in the yield on FHLB stock to 3.51% for 2002, compared to 6.49% for 2001. Partially offsetting this decrease was an increase in the average balance of $2.9 million or 13.4% to $24.3 million for 2002, compared to $21.4 million for 2001.

Interest earned on cash equivalents decreased $141,000 or 51.5% to $133,000 for 2002, compared to $274,000 for 2001 as the yield decreased to 1.28% for 2002, compared to 3.03% for 2001. Partially offsetting the decrease in yields, was an increase in the average balance of $1.4 million or 15.1% to $10.4 million for 2002 compared to $9.1 million for 2001.

Interest expense. Interest expense decreased $8.5 million or 14.2% to $51.3 million for 2002, compared to $59.8 million for 2001. This decrease in interest expense can be attributed to a decrease in interest incurred on deposits and FHLB advances, repurchase agreements and other borrowings of $4.5 million and $4.0 million, respectively.

Interest incurred on deposits decreased $4.5 million or 19.7% to $18.2 million for 2002, compared to $22.7 million for 2001. This decrease was primarily attributable to a decrease in the cost of deposits to 3.16% in 2002 from 4.34% in 2001. Partially offsetting the decrease in the cost of the deposits was an increase in the average balance of interest-bearing deposits of $54.1 million or 10.4% to $576.3 million for 2002, compared to $522.3 million for 2001.

Interest incurred on FHLB advances, repurchase agreements and other borrowings decreased $4.0 million or 11.5% to $30.9 million for 2002, compared to $34.9 million for 2001. This decrease was primarily attributable to a decrease in the cost of these funds to 5.33% for 2002, compared to 5.99% for 2001. In addition to the decrease in the cost of funds, there was a decrease in the average balance of FHLB advances, repurchase agreements and other borrowings of $2.9 million or 0.5% to $571.5 million for 2002, compared to $574.4 million for 2001.

Interest expense on subordinated debt remained stable at $2.2 million for 2002. The average balance of the subordinated debt increased slightly to $24.2 million at December 31, 2002 from $24.1 million at December 31, 2001.

(Recovery of) provision for loan losses. The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover embedded losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio.

The statement of operations reflects a recovery of loan losses of $410,000 for 2002, compared to a provision for loan losses of $47,000 for 2001. The recovery for loan losses for the year ended December 31, 2002 includes a final recovery of $404,000 on the Company’s Bennett Lease pools and a reduction to the provision for loan losses of approximately $150,000, which resulted from the whole loan sale and securitization of a portion of the Company’s 1-4 family residential mortgage loans. These recoveries were increased by other operating recoveries during 2002 and partially offset by provisions recorded in 2002 resulting from the normal operations of the Company.

As a result of the recovery of and provision for loan losses during 2002 and 2001, the Company’s allowance for loan losses amounted to $4.2 million or 1.19% of the Company’s total loan portfolio at December 31, 2002,

ESB Financial Corporation	19	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

compared to $5.1 million or 0.95% at December 31, 2001. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2002 and December 31, 2001 was 166.68% and 205.72%, respectively.

Noninterest income. Noninterest income increased $931,000 or 19.4% to $5.7 million for 2002, compared to $4.8 million for 2001. This increase can be attributed to increases in net gain on sale of loans, the cash surrender value of the bank owned life insurance, the net realized gain on sales of securities available for sale and the income from real estate joint ventures of $531,000, $74,000, $132,000 and $759,000, respectively. Partially offsetting these increases were decreases in fees and service charges and other noninterest income of $299,000 and $266,000, respectively.

Fees and service charges decreased $299,000 or 17.1% to $1.5 million for 2002, compared to $1.8 million for 2001. This decrease can be attributed to the amortization of the servicing rights totaling approximately $344,000 and the impairment valuation on the servicing rights of approximately $191,000. Partially offsetting these decreases was an increase to loan servicing fees of approximately $222,000 relating to the servicing retained on the aforementioned whole loan sale and securitization.

Net gain on the sale of loans increased $531,000 or 184.4% to $819,000 for 2002, compared to $288,000 for 2001. This increase can primarily be attributed to a gain of approximately $510,000 in connection with the whole loan sale, $265,000 of which relates to servicing rights retained by the Company on the loans.

Income from the real estate joint ventures increased by $759,000 to $757,000 for 2002 compared to a loss of $2,000 for 2001. This increase can be attributed to the increased activity of the joint ventures in which the Company has a 51% ownership.

Noninterest expense. Noninterest expenses increased $897,000 or 5.6% to $17.0 million for 2002, compared to $16.1 million for 2001. This increase can be primarily attributed to increases in compensation and employee benefits, premises and equipment, data processing, amortization of intangible assets and other expense of $952,000, $119,000, $153,000, $154,000 and $985,000, respectively, partially offset by decreases in amortization of goodwill and loss on early extinguishment of debt of $734,000 and $732,000, respectively.

Compensation and employee benefits expense increased $952,000 or 10.8% to $9.8 million for 2002, compared to $8.8 million for 2001. This increase can be attributed to the acquisition of WSB in the fourth quarter of 2001, increases to the cost of health benefits and ESOP expenses of approximately $140,000, $147,000 and $126,000, respectively. These increases were in addition to normal salary increases between the years.

Premises and equipment expense increased $119,000 or 5.3% to $2.3 million for 2002, compared to $2.2 million for 2001. This increase can be attributed to increases in depreciation and branch office expenses.

Federal insurance premiums expense remained relatively stable for 2002 as compared to 2001 at approximately $103,000.

Data processing expense increased $153,000 or 26.9% to $721,000 for 2002, compared to $568,000 for 2001. This increase was a result of the acquisition of WSB in the fourth quarter of 2001.

Amortization of goodwill decreased $734,000 to $0 for 2002 with the adoption of FAS 142, which requires that goodwill no longer be amortized but instead, be tested annually for impairment.

Amortization of intangible assets increased $154,000 or 216.9 % to $225,000 for 2002, compared to $71,000 for 2001. This increase was a result of the amortization of the core deposit intangible that was recorded with the acquisition of WSB in 2001.

ESB Financial Corporation	20	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Loss on the early extinguishment of debt decreased $732,000 to $0 for 2002. The year ended 2001 included a charge of $732,000 for early prepayment penalties incurred in the prepayment of $20.0 million of the Company’s long-term debt that occurred during a combined restructuring of the Company’s assets and liabilities. These prepayment penalties were previously reported as an extraordinary item, net of tax, however, these penalties have been reclassified to noninterest expense as a result of the adoption of Financial Accounting Standards No. 145 (FAS 145). See “Recent Accounting and Regulatory Pronouncements.”

Other expenses increased $985,000 or 34.4% to $3.8 million for 2002, compared to $2.9 million for 2001. Included in this increase were increases to audit and accounting fees, legal fees, consulting fees and REO expense of $54,000, $144,000, $86,000 and $470,000, respectively.

Provision for income taxes. The provision for income taxes increased $542,000 or 42.5% to $1.8 million for 2002, compared to $1.3 million for 2001. This increase was primarily the result of an increase in income before income taxes of $2.3 million or 26.7% to $10.8 million for 2002, compared to $8.5 million for 2001.

Asset and Liability Management

The primary objective of the Company’s asset and liability management function is to maximize the Company’s net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Company’s operating environment, capital and liquidity requirements, performance objectives and overall business focus. The principal determinant of the exposure of the Company’s earnings to interest rate risk is the timing difference between the repricing or maturity of interest-earning assets and the repricing or maturity of its interest-bearing liabilities. The Company’s asset and liability management policies are designed to decrease interest rate sensitivity primarily by shortening the maturities of interest-earning assets while at the same time extending the maturities of interest-bearing liabilities. The Board of Directors of the Company continues to believe in strong asset/liability management in order to insulate the Company from material and prolonged increases in interest rates. As a result of this policy, the Company emphasizes a larger, more diversified portfolio of residential mortgage loans in the form of mortgage-backed securities. Mortgage-backed securities generally increase the quality of the Company’s assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company.

The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of four outside directors, the President and Chief Executive Officer, Group Senior Vice President/Chief Financial Officer, Group Senior Vice President/Operations, Group Senior Vice President/Lending and Group Senior Vice President/Administration. This committee, which meets quarterly, generally monitors various asset and liability management policies and strategies, which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on the investment in adjustable-rate and shorter duration mortgage-backed securities, (ii) an emphasis on the origination of single-family residential adjustable-rate mortgages (ARMs), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans; (iii) increase the duration of the liability base of the Company by extending the maturities of savings deposits, borrowed funds and repurchase agreements and (iv) the purchase of off-balance sheet interest rate caps which help to insulate the Bank’s interest rate risk position from increases in interest rates.

As of December 31, 2003, the implementation of these asset and liability initiatives resulted in the following: (i) $151.7 million or 43.7% of the Company’s total loan portfolio had adjustable interest rates or maturities of 12 months or less; (ii) $63.3 million or 38.1% of the Company’s portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs; (iii) $355.9 million or 50.3% of the Company’s portfolio of mortgage-backed securities were secured by ARMs and (iv) the Company had $40.0 million in notional amount of interest rate caps.

ESB Financial Corporation	21	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Interest Rate Sensitivity Gap Analysis

The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company’s products and economic and interest rate environments in general, has resulted in the Company being able to maintain a one-year interest rate sensitivity gap ranging between a positive 5.0% of total assets to a negative 15.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company’s interest-earning assets, which are scheduled to mature or reprice within one year and its interest-bearing liabilities, which are scheduled to mature or reprice within one year. At December 31, 2003, the Company’s interest-earning assets maturing or repricing within one year totaled $491.5 million while the Company’s interest-bearing liabilities maturing or repricing within one-year totaled $602.7 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $111.2 million or a negative 8.1% of total assets. At December 31, 2003, the percentage of the Company’s assets to liabilities maturing or repricing within one year was 81.6%. The Company does not presently anticipate that its one-year interest rate sensitivity gap will fluctuate beyond a range of a positive 5.0% of total assets to a negative 15.0% of total assets.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2003 which are expected to mature, prepay or reprice in each of the future time periods presented:

(Dollar amounts in thousands)	Due in six months or less	Due within six months to one year	Due within one to three years	Due within three to five years	Due in over five years	Total
Total interest-earning assets	$335,192	$156,342	$353,602	$174,737	$251,335	$1,271,208
Total interest-bearing liabilities	470,817	131,879	361,970	160,426	130,474	1,255,566

Maturity or repricing gap during the period	$(135,625)	$24,463	$(8,368)	$14,311	$120,861	$15,642

Cumulative gap	$(135,625)	$(111,162)	$(119,530)	$(105,219)	$15,642

Ratio of gap during the period to total assets	(9.93)%	1.79%	(0.61)%	1.05%	8.85%

Ratio of cumulative gap to total assets	(9.93)%	(8.14)%	(8.75)%	(7.70)%	1.15%

Total assets						$1,365,780

The one-year interest rate sensitivity gap has been the most common industry standard used to measure an institution’s interest rate risk position. In recent years, in addition to utilizing interest rate sensitivity gap analysis, the Company has increased its emphasis on the utilization of interest rate sensitivity simulation analysis to evaluate and manage interest rate risk.

Interest Rate Sensitivity Simulation Analysis

The Company also utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Asset and Liability Management Committee of the Company believes that simulation modeling enables the Company to more accurately evaluate and manage the possible effects on net interest income due to the exposure to changing market interest rates, the slope of the yield curve and different loan and mortgage-backed security prepayment and deposit decay assumptions under various interest rate scenarios.

As with gap analysis and earnings simulation modeling, assumptions about the timing and variability of cash flows are critical in net portfolio equity valuation analysis. Particularly important are the assumptions driving mortgage prepayments and the assumptions about expected attrition of the core deposit portfolios. These assumptions are based on the Company’s historical experience and industry standards and are applied consistently across the different rate risk measures.

ESB Financial Corporation	22	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The Company has established the following guidelines for assessing interest rate risk:

Net interest income simulation. Given a 200 basis point parallel and gradual increase or decrease in market interest rates, net interest income may not change by more than 10% for a one-year period.

Portfolio equity simulation. Portfolio equity is the net present value of the Company’s existing assets and liabilities. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 50% of stockholders’ equity.

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2003 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2003 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2003 for portfolio equity:

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income - increase (decrease)	1.10%	1.08%	(3.56)%	N/A
Return on average equity - increase (decrease)	1.90%	1.94%	(5.96)%	N/A
Diluted earnings per share - increase (decrease)	1.98%	2.08%	(6.13)%	N/A
Portfolio equity - increase (decrease)	(10.91)%	(30.83)%	(4.72)%	N/A

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2002 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2002 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2002 for portfolio equity:

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income - increase (decrease)	3.03%	2.61%	(5.39)%	(6.14)%
Return on average equity - increase (decrease)	5.37%	4.71%	(9.65)%	(11.07)%
Diluted earnings per share - increase (decrease)	5.94%	4.95%	(9.90)%	(10.89)%
Portfolio equity - increase (decrease)	6.48%	(0.88)%	(15.41)%	(34.33)%

ESB Financial Corporation	23	2003 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Liquidity and Capital Resources

The Company’s primary sources of funds are deposits, advances from the FHLB, loan and security repayments and funds provided by operations. While payments of principal and interest on loans and other investments are relatively predictable sources of funds, deposit flows are much less predictable since they are greatly influenced by the level of interest rates, the state of the economy, competition and industry conditions. For a discussion on issues that may affect the liquidity of the Company, including outstanding commitments, contingent liabilities, legal actions and off balance sheet items, please refer to notes 12 and 13 of the consolidated financial statements. The Company’s contractual obligations at December 31, 2003 are as follows:

(Dollar amounts in thousands)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations	$486,840	$168,555	$210,492	$107,547	$246
Operating lease obligations	881	153	311	292	125
Purchase obligations	571	571	—	—	—

Total Contractual Obligations	$488,292	$169,279	$210,803	$107,839	$371

The sources of liquidity and capital resources discussed above are believed by management to be sufficient to fund outstanding loan commitments and meet other obligations.

Current regulatory requirements specify that ESB and similar institutions must maintain tangible capital equal to 1.5% of adjusted total assets, core capital equal to 4.0% of adjusted total assets and risk-based capital equal to 8.0% of risk-weighted assets. The Office of the Comptroller of the Currency and the FDIC have adopted more stringent core capital requirements which require that the most highly rated banks have a minimum core capital ratio of 5.0%, with an additional 100 to 200 basis point cushion required for all other banks as established by the regulator on a case-by-case basis. Both the FDIC and the OTS reserve the right to apply this higher standard to any insured financial institution when considering an institution’s capital adequacy. At December 31, 2003, ESB was in compliance with all regulatory capital requirements with tangible, core and risk-based capital ratios of 6.9%, 6.9% and 14.8%, respectively.

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States which require the measurement of financial condition and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services since such prices are affected by inflation to a larger degree than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company’s assets and liabilities are critical to the maintenance of acceptable performance levels.

Recent Accounting and Regulatory Pronouncements

The Company’s discussion of recent accounting and regulatory pronouncements can be found in Note 1 of the Company’s consolidated financial statements.

ESB Financial Corporation	24	2003 Annual Report

Consolidated Statements of Financial Condition

(Dollar amounts in thousands, except share data)

	December 31,
	2003	2002
Assets
Cash on hand and in banks	$6,351	$4,843
Interest-earning deposits	7,472	9,837
Federal funds sold	1,507	453
Securities available for sale; cost of $914,459 and $845,706	928,936	865,135
Loans receivable, net of allowance for loan losses of $4,062 and $4,237	322,454	339,324
Loans held for sale	—	1,568
Accrued interest receivable	7,630	8,405
Federal Home Loan Bank (FHLB) stock	30,678	29,887
Premises and equipment, net	9,476	9,290
Real estate acquired through foreclosure, net	1,164	1,092
Real estate held for investment	11,429	13,195
Goodwill	7,127	7,127
Intangible assets	705	1,342
Prepaid expenses and other assets	6,206	4,506
Bank owned life insurance	24,645	23,691

Total assets	$1,365,780	$1,319,695

Liabilities and Stockholders’ Equity
Liabilities:
Deposits	$603,046	$589,826
FHLB advances	570,240	549,274
Repurchase agreements	47,000	45,600
Other borrowings	62	2,449
Junior subordinated notes and guaranteed preferred beneficial interest in subordinated debt, net	35,187	24,203
Advance payments by borrowers for taxes and insurance	1,837	2,099
Accrued expenses and other liabilities	11,537	9,873

Total liabilities	1,268,909	1,223,324

Stockholders’ Equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 30,000,000 shares authorized; 10,930,393 and 9,172,379 shares issued; 10,785,399 and 8,753,660 shares outstanding	109	92
Additional paid-in capital	60,202	58,297
Treasury stock, at cost; 144,994 and 418,718 shares	(2,083)	(4,769)
Unearned Employee Stock Ownership Plan (ESOP) shares	(6,504)	(2,305)
Unvested shares held by Management Recognition Plan (MRP)	(196)	(225)
Retained earnings	35,879	32,458
Accumulated other comprehensive income, net	9,464	12,823

Total stockholders’ equity	96,871	96,371

Total liabilities and stockholders’ equity	$1,365,780	$1,319,695

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	25	2003 Annual Report

Consolidated Statements of Operations

(Dollar amounts in thousands, except share data)

	Year ended December 31,
	2003	2002	2001
Interest income:
Loans receivable	$21,617	$30,106	$40,216
Taxable securities available for sale	35,628	37,141	33,034
Tax exempt securities available for sale	4,475	4,728	4,752
FHLB stock	669	852	1,391
Deposits with banks and federal funds sold	78	133	274

Total interest income	62,467	72,960	79,667

Interest expense:
Deposits	13,075	18,197	22,666
Borrowed funds and repurchase agreements	25,478	30,878	34,898
Junior subordinated notes and guarnateed preferred beneficial interest in subordinated debt	2,299	2,226	2,226

Total interest expense	40,852	51,301	59,790

Net interest income	21,615	21,659	19,877
(Recovery of) provision for loan losses	(106)	(410)	47

Net interest income after (recovery of) provision for loan losses	21,721	22,069	19,830

Noninterest income:
Fees and service charges	1,660	1,454	1,753
Net gain on sale of loans	449	819	288
Increase of cash surrender value of bank owned life insurance	954	1,167	1,093
Net realized gain on sale of securities available for sale	1,299	1,045	913
Income (loss) from real estate joint ventures	1,697	757	(2)
Other	563	486	752

Total noninterest income	6,622	5,728	4,797

Noninterest expense:
Compensation and employee benefits	11,037	9,779	8,827
Premises and equipment	1,721	1,726	2,226
Federal deposit insurance premiums	96	103	103
Data processing	1,410	1,341	568
Amortization of goodwill	—	—	734
Amortization of intangible assets	197	225	71
Loss on early extinguishment of debt	215	—	732
Other	3,332	3,846	2,862

Total noninterest expense	18,008	17,020	16,123

Income before provision for income taxes	10,335	10,777	8,504
Provision for income taxes	1,811	1,817	1,275

Net income	$8,524	$8,960	$7,229

Net income per share:
Basic	$0.84	$0.88	$0.73
Diluted	$0.80	$0.86	$0.72

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	26	2003 Annual Report

Consolidated Statements of Changes in Stockholders’ Equity

(Dollar amounts in thousands, except share data)

	Common stock	Additional paid-in capital	Treasury stock	Unearned ESOP shares	Unvested MRP shares	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Total stockholders’ equity
Balance at January 1, 2001	$75	$73,669	$(21,915)	$(3,456)	$(237)	$22,858	$(2,731)	$68,263
Comprehensive results:
Net income	—	—	—	—	—	7,229	—	7,229
Other comprehensive results, net	—	—	—	—	—	—	5,212	5,212
Reclassification adjustment	—	—	—	—	—	—	(193)	(193)

Total comprehensive results	—	—	—	—	—	7,229	5,019	12,248
Common stock issued as a result of the acquisition of WSB	2	2,666	—	—	—	—	—	2,668
Cash dividends at $0.27 per share	—	—	—	—	—	(2,617)	—	(2,617)
Six-for-five stock split	—	(18,595)	18,607	—	—	(12)	—	—
Payment of cash in lieu of fractional shares for six-for-five stock split	—	(6)	—	—	—	—	—	(6)
Purchase of treasury stock, at cost (146,084 shares)	—	—	(1,667)	—	—	—	—	(1,667)
Reissuance of treasury stock for stock option exercises	—	—	657	—	—	(341)	—	316
Principal payments on ESOP debt	—	122	—	588	—	—	—	710
Additional ESOP shares purchased	—	—	—	(44)	—	—	—	(44)
Unvested shares granted by the MRP	—	50	—	—	(50)	—	—	—
Accrued compensation expense MRP	—	—	—	—	32	—	—	32

Balance at December 31, 2001	$77	$57,906	$(4,318)	$(2,912)	$(255)	$27,117	$2,288	$79,903
Comprehensive results:
Net income	—	—	—	—	—	8,960	—	8,960
Other comprehensive results, net	—	—	—	—	—	—	10,727	10,727
Reclassification adjustment	—	—	—	—	—	—	(192)	(192)

Total comprehensive results	—	—	—	—	—	8,960	10,535	19,495
Cash dividends at $0.31 per share	—	—	—	—	—	(3,092)	—	(3,092)
Six-for-five stock split	15	—	—	—	—	(15)	—	—
Payment of cash in lieu of fractional shares for six-for-five stock split	—	(6)	—	—	—	—	—	(6)
Purchase of treasury stock, at cost (119,130 shares)	—	—	(1,486)	—	—	—	—	(1,486)
Reissuance of treasury stock for stock option exercises	—	—	1,035	—	—	(512)	—	523
Principal payments on ESOP debt	—	231	—	607	—	—	—	838
Effect of compensatory stock options	—	166	—		—	—	—	166
Accrued compensation expense MRP	—	—	—	—	30	—	—	30

Balance at December 31, 2002	$92	$58,297	$(4,769)	$(2,305)	$(225)	$32,458	$12,823	$96,371
Comprehensive results:
Net income	—	—	—	—	—	8,524	—	8,524
Other comprehensive results, net	—	—	—	—	—	—	(2,249)	(2,249)
Reclassification adjustment	—	—	—	—	—	—	(1,110)	(1,110)

Total comprehensive results	—	—	—	—	—	8,524	(3,359)	5,165
Cash dividends at $0.38 per share	—	—	—	—	—	(3,896)	—	(3,896)
Six-for-five stock split	17	—	—	—	—	(17)	—	—
Payment of cash in lieu of fractional shares for six-for-five stock split	—	(10)	—	—	—	—	—	(10)
Purchase of treasury stock, at cost (220,826 shares)	—	—	(3,181)	—	—	—	—	(3,181)
Reissuance of treasury stock for stock option exercises	—	—	1,884	—	—	(1,190)	—	694
Principal payments on ESOP debt	—	528	—	801	—	—	—	1,329
Purchase of treasury stock, for ESOP, (342,465)	—	1,017	3,983	(5,000)	—	—	—	—
Effect of compensatory stock options	—	370	—	—	—	—	—	370
Accrued compensation expense MRP	—	—	—	—	29	—	—	29

Balance at December 31, 2003	$109	$60,202	$(2,083)	$(6,504)	$(196)	$35,879	$9,464	$96,871

See accompanying notes to consolidated financial statements

ESB Financial Corporation	27	2003 Annual Report

Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Year ended December 31,
	2003	2002	2001
Operating activities:
Net income	$8,524	$8,960	$7,229
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization for premises and equipment	976	968	863
(Recovery of) provision for losses and loss on REO	(106)	(281)	55
Amortization (accretion) of premiums/discounts	4,417	1,572	(77)
Origination of loans held for sale	(34,000)	(25,082)	(26,441)
Proceeds from sale of loans held for sale	35,568	58,672	24,858
Gain on sale of securities available for sale	(1,298)	(1,045)	(913)
Amortization of intangible assets	637	226	65
Amortization of goodwill	—	—	742
Compensation expense on ESOP and MRP	1,368	868	742
Decrease (increase) in accrued interest receivable	775	(186)	131
Increase in prepaid expenses and other assets	1,017	(4,867)	(2,745)
Increase in accrued expenses and other liabilities	1,664	567	1,576
Other	(119)	(3,528)	(1,982)

Net cash provided by operating activities	19,423	36,844	4,103

Investing activities:
Loan originations and purchases	(188,586)	(163,247)	(155,565)
Purchases of:
Securities available for sale	(489,965)	(368,056)	(222,015)
Interest Rate Cap Contracts	(1,123)	—	—
FHLB Stock	(791)	(7,998)	(1,790)
Fixed Assets	(1,173)	(351)	(1,064)
Bank owned life insurance	—	—	(3,500)
Principal repayments of:
Loans receivable	205,733	177,947	160,503
Securities available for sale	386,209	238,256	141,706
Proceeds from the sale of:
Securities available for sale	31,888	54,680	70,931
REO	149	47	569
Reductions (additions) to real estate held for investment	1,766	(5,942)	—
Cash acquired from acquisitions, net	—	—	3,211

Net cash used in investing activities	(55,893)	(74,664)	(7,014)

Financing activities:
Net increase (decrease) in deposits	13,220	(2,173)	43,525
Proceeds from long-term borrowings	160,000	193,543	89,522
Repayments of long-term borrowings	(123,081)	(171,757)	(121,707)
Net (decrease) increase in short-term borrowings	(16,940)	21,894	(2,261)
Issuance of Preferred Debt	14,625	—	—
Redemption of Preferred Debt	(4,785)	—	—
Proceeds received from exercise of stock options	694	523	316
Dividends paid	(3,885)	(3,070)	(2,620)
Net proceeds from re-issuance, sale or (payments to acquire) treasury stock	1,819	(1,486)	(1,667)
Stock purchased by ESOP	(5,000)	—	(44)

Net cash provided by financing activities	36,667	37,474	5,064

Net increase (decrease) in cash equivalents	197	(346)	2,153
Cash equivalents at beginning of period	15,133	15,479	13,326

Cash equivalents at end of period	$15,330	$15,133	$15,479

Continued

ESB Financial Corporation	28	2003 Annual Report

Consolidated Statements of Cash Flows (continued)

(Dollar amounts in thousands)

	Year ended December 31,
	2003	2002	2001
Supplemental information:

Interest paid	$40,227	$49,332	$59,670
Income taxes paid	1,585	3,141	767

Supplemental schedule of non-cash investing and financing activities:
Transfers from loans receivable to real estate acquired through foreclosure	275	26	310
Transfers from loans receivable to loans held for sale	—	33,100	—
Dividends declared but not paid	1,079	777	732
The Company purchased all of the common stock of WSB for $6.0 million in 2001
In conjunction with the acquisitions, the assets acquired and liabilities assumed were as follows:
Fair value of assets acquired	$—	$—	$46,246
Stock issued for the purchase of WSB common stock	—	—	(2,668)
Cash paid for common stock	—	—	(3,311)
Liabilities assumed	—	—	(40,582)

Goodwill recognized	$—	$—	$(315)

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	29	2003 Annual Report

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Principles of Consolidation

ESB Financial Corporation (the Company) is a publicly traded Pennsylvania thrift holding company. The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries, ESB Bank, (ESB or the Bank), PennFirst Financial Services, Inc., THF, Inc. (THF), AMSCO, Inc.(AMSCO) and ESB Financial Services, Inc. ESB is a Pennsylvania chartered Federal Deposit Insurance Corporation (FDIC) insured stock savings bank.

AMSCO is engaged in real estate development and construction of 1-4 family residential units independently or in conjunction with its joint ventures. Three of the joint ventures are 51% owned by AMSCO and the Bank has provided all development and construction financing. The three joint ventures have been included in the consolidated financial statements and are reflected within other non-interest income or expense. The Bank’s loans to AMSCO and related interest have been eliminated in consolidation.

In addition to the elimination of the loans and interest to the joint ventures described above, all other significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make some estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts previously reported for 2002 and 2001 have been reclassified to conform with the financial statement presentation for 2003. The reclassification had no effect on net income. All share and related price and dividend amounts presented herein have been restated to reflect prior period stock dividends and stock splits.

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, the operating results of which are reviewed by management and for which discrete financial information is available. At December 31, 2003, the Company was doing business through 16 full service banking branches, one loan production office and its various other subsidiaries. Loans and deposits are primarily generated from the areas where banking branches are located. The Company derives its income predominantly from interest on loans and securities and to a lesser extent, non-interest income. The Company’s principal expenses are interest paid on deposits and borrowed funds and normal operating costs. The Company’s operations are principally in the savings and loan industry. Consistent with internal reporting, the Company’s operations are reported in one operating segment, which is community banking.

Cash Equivalents

Cash equivalents include cash on hand and in banks, interest-earning deposits and federal funds sold. The Board of Governors of the Federal Reserve System imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest-bearing balance with the Federal Reserve Bank. Required reserves averaged $4.1 million during the year 2003.

ESB Financial Corporation	30	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Securities Available for Sale and Held for Maturity

Securities include investments primarily in bonds, notes and to a lesser extent equity securities and are classified as either available for sale or held to maturity at the time of purchase based on management’s intent. Such intent includes consideration of the interest rate environment, prepayment risk, credit risk, maturity and repricing characteristics, liquidity considerations, investment and asset/liability management policies and other pertinent factors. Unrealized holding gains and losses, net of applicable income taxes, on available for sale securities are reported as accumulated other comprehensive income until realized. Gains and losses on the sale of securities are determined using the specific identification method and are included in operations in the period sold.

Declines in the fair value of equity securities below their cost that are determined to be other than temporary result in the security being written down to fair value on an individual basis. Any related write-downs are included in operations as realized losses.

Declines in the fair value of marketable debt securities that are determined to be other than temporary due to a decline in the credit of the issuer are written down to fair value accordingly, with a resulting charge to realized loss and an adjustment to the cost basis of the security. With respect to the other-than-temporary impairments of marketable debt securities where the decline in the market value is solely attributable to an increase in market interest rates, this would not trigger an other-than-temporary impairment charge if the Company has the intent and ability to hold the debt security until recovery. At each reporting date, management will re-challenge their intent and ability to hold such debt security until recovery and document the basis for this assertion. To the extent that market conditions have changed and management can no longer assert that they have the intent and ability to hold a debt security until the market value recovers, the Company will recognize an other-than-temporary impairment at that time.

Yields and carrying values for certain mortgage-backed securities are subject to normal interest rate and prepayment risks. Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity.

Loans Receivable

Loans receivable, for which management has the intent and the Company has the ability to hold for the foreseeable future or until maturity or payoff, are reported at their outstanding unpaid principal balances reduced by any charge-offs and net of any deferred fees or costs on loans originated, unamortized premiums or discounts on loans purchased and the allowance for loan losses.

Interest income on loans is accrued and credited to operations as earned. Interest income is not accrued for loans delinquent 90 days or greater. Interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet contractual payments. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest receipts on nonaccrual and impaired loans are recognized as interest revenue or applied to principal when management believes the ultimate collectibility of principal is in doubt.

Discounts and premiums on purchased loans are recognized in interest income using the interest method over the remaining period to contractual maturity, adjusted for prepayments. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment to the yield of the related loan over the loan’s period to maturity. Loans originated and intended for sale are carried at the lower of cost or estimated market value in the aggregate.

ESB Financial Corporation	31	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Impaired loans consist of non-homogeneous loans, which based on the evaluation of current information and events, management has determined that it is probable the Company will not be able to collect amounts due according to the contractual terms of the loan agreement. The Company evaluates all commercial and commercial real estate loans which have been classified for regulatory reporting purposes, including non-accrual and restructured loans, in determining impaired loans.

The allowance for loan losses is maintained at a level believed to be adequate by management to absorb probable losses inherent in the portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and other pertinent factors such as regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted quarterly, during which loans may be charged off upon reaching various stages of delinquency and depending upon the loan type. The components of the allowance for loan losses represent an estimation pursuant to FAS No. 5, “Accounting for Contingencies” or FAS No. 114, “Accounting by Creditors for Impairment of a Loan”.

Loans Held for Sale

Loans held for sale were $0 and $1.6 million at December 31, 2003 and December 31, 2002, respectively. These loans consisted of 1-4 family residential loans originated for sale in the secondary market and are carried at lower of cost or market, in the aggregate.

Real Estate Acquired Through Foreclosure

Real estate properties acquired through foreclosure are initially recorded at the lower of cost or fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of cost or fair value less estimated costs to sell. Revenue and expenses from operations of the properties, gains and losses on sales and additions to the valuation allowance are included in operating results.

Premises and Equipment

Land is carried at cost. Premises, furniture and equipment, and leasehold improvements are carried at cost less accumulated depreciation or amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, which are twenty-five to fifty years for buildings and three to ten years for furniture and equipment. Amortization of leasehold improvements is computed using the straight-line method over the term of the related lease.

Goodwill and Intangible Assets

Goodwill consisted of $7.1 million at December 31, 2003 and 2002. The Company adopted the provisions of FAS 142, under which the Company ceased amortizing goodwill and instead evaluates goodwill for impairment. This impairment assessment is performed at least annually. The fair value of the Company

ESB Financial Corporation	32	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

and the implied fair value of goodwill at the respective reporting unit level was estimated as of December 31, 2003 using the market value approach, utilizing industry comparable information. The Company concluded that the recorded value of goodwill was not impaired as a result of the evaluation. Core deposit intangible was $473,000 and $671,000 at December 31, 2003 and 2002, respectively. The core deposit intangible assets are amortized on a sum of the year’s digit basis over the estimated useful life, generally up to ten years. Amortization of finite lived assets is expected to total, $157,000, $124,000, $91,000, $58,000 and $24,784 for 2004, 2005, 2006, 2007 and 2008, respectively.

Mortgage Servicing Assets

The servicing asset recorded in connection with the whole loan sale and securitization of a portion of the Company’s 1-4 family residential mortgage loan portfolio during 2002 was $1.2 million. At December 31, 2003, the remaining balance of the servicing asset was $336,000. Servicing assets are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of servicing assets is based on fair value of those assets, estimated using discounted cash flows and prepayment assumptions for the market area of the servicing portfolio. For purposes of measuring impairment, the servicing asset is stratified based on interest rate. The amount of impairment recognized is the amount by which the capitalized servicing asset for a stratum exceeds the fair value of that stratum. The impairment valuation at December 31, 2003 and 2002 was $105,000 and $191,000, respectively. The amortization taken on the servicing asset for the year ended December 31, 2003 and 2002 was $526,000 and $344,000, respectively. The recovery of the impairment valuation during 2003 was $87,000. The Company had total loans serviced for others of $54.0 million and $125.3 million at December 31, 2003 and 2002, respectively.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Financial Instruments

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS 133, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

ESB Financial Corporation	33	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

The Company’s objective in using derivatives is to add stability to net interest income and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate caps as part of its cash flow hedging strategy. Interest rate caps designated as cash flow hedges involve the receipt of variable rate amounts over the life of the agreement if the LIBOR interest rate increases above a certain rate. During 2003, such derivatives were used to hedge the variable cash flows associated with $40.0 million of existing variable-rate debt.

In the event the Company terminates a derivative designated as a cash flow hedge, the treatment of the gain or loss on the derivative on the termination date depends on the probability of the hedged forecasted transactions occurring. If the forecasted transactions are probable of not occurring, the gain or loss on the termination of the derivative is recognized immediately in earnings. Otherwise, the gain or loss is reclassified out of other comprehensive income into earnings as the forecasted transactions occur.

If the hedged item in a cash flow hedge fails to occur or is probable of not occurring, cash flow hedge accounting is no longer applied to that hedging relationship and amounts classified in other comprehensive income are reclassified to earnings immediately. All future changes in the fair value of the derivative will be classified in earnings until the derivative matures or is re-designated in a new hedging relationship.

As of December 31, 2003, no derivatives were designated as fair value hedges or hedges of net investments in foreign operations. Additionally, the Company does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedges.

At December 31, 2003, derivatives with a fair value of $1.0 million were included in other assets. The change in net unrealized losses of $138,427 in 2003 for derivatives designated as cash flow hedges is separately disclosed in other comprehensive income in Note 11. No hedge ineffectiveness on cash flow hedges was recognized during 2003.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. There were no amounts reclassified out of other comprehensive income into interest expense during 2003. During 2004, the Company estimates that $2,335 will be reclassified from other comprehensive income to interest expense.

Stock-Based Compensation

The Company accounts for stock based compensation using the intrinsic value method in accordance with APB Opinion 25, “Accounting for Stock Issued to Employees” and has adopted the disclosure provisions of FAS 148, “Accounting for Stock Based Compensation”. Under APB No. 25, because the exercise price of the Company’s stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The disclosure provisions of FAS 148 require the presentation of net income and earnings per share assuming the reporting of compensation expense under FAS 123, whereby the estimated fair value of the options is amortized to expense over the vesting period. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for 2003: risk-free interest rates of 3.49%; dividend yields of 2.75%; volatility factors of the expected market price of the company’s stock of 21.9%; and a weighted average life of the option of 5.6 years. The years 2002 and 2001 were modeled with the following

ESB Financial Corporation	34	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

assumptions: risk-free interest rates of 4.4%; dividend yields of 3.5%; volatility factors of the expected market price of the Company’s stock of 20.9%; and a weighted average life of the option of nine years. The following pro forma information regarding compensation expense, net of tax, net income and earnings per share assumes the adoption of FAS 123 for stock options granted subsequent to December 31, 1994:

(Dollar amounts in thousands, except share data)	2003	2002	2001
Net income, as reported	$8,524	$8,960	$7,229
Compensation expense, under FAS 123, net of tax	(180)	(175)	(200)

Pro forma net income	$8,344	$8,785	$7,029

Basic net income per share, as reported	$0.84	$0.88	$0.73
Pro forma basic net income per share	$0.82	$0.87	$0.70

Diluted net income per share, as reported	$0.80	$0.86	$0.72
Pro forma diluted net income per share	$0.78	$0.83	$0.70

The Black-Scholes Valuation Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option’s vesting period.

Net Income Per Share

The following table summarizes the Company’s net income per share for the years ended December 31:

(Amounts in thousands, except per share data)	2003	2002	2001
Net income	$8,524	$8,960	$7,229
Weighted-average common shares outstanding	10,177	10,134	9,854

Basic earnings per share	$0.84	$0.88	$0.73

Weighted-average common shares outstanding	10,177	10,134	9,854

Common stock equivalents due to effect of stock options	519	315	257

Total weighted-average common shares and equivalents	10,696	10,449	10,111

Diluted earnings per share	$0.80	$0.86	$0.72

The shares controlled by the ESOP of 593,938 and 343,188 at December 31, 2003 and December 31, 2002, respectively, are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee’s individual account. All of the options outstanding at December 31, 2003 were included in the computation of diluted earnings per share for 2003 because the options’ exercise price was less than the average market price of the common shares. Options to purchase

ESB Financial Corporation	35	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

117,612 shares of common stock at $10.83 per share of common stock, were outstanding as of December 31, 2002 but were not included in the computation of diluted earnings per share for 2002 because the options’ exercise price was greater than the average market price of the common shares. The options expire on November 18, 2012. Options to purchase 115,516 shares of common stock at $9.47 per share and 132,883 shares of common stock at $7.83 per share, were outstanding as of December 31, 2001 but were not included in the computation of diluted earnings per share for 2001 because the options’ exercise price was greater than the average market price of the common shares. The options expire on June 15, 2008 and November 18, 2011, respectively.

Effect of Recent Accounting and Regulatory Pronouncements

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (the interpretation). The interpretation requires consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity.

During 1998 the Company’s wholly-owned subsidiary Amsco, Inc. formed a joint venture named Madison Woods for the purpose of developing a 57 acre tract of land in Moon Township, Allegheny County, PA into a 56-lot subdivision for the purpose of selling the lots for single-family residential construction. The joint venture was financed with a $26,000 initial equity contribution from the Company and $38,000 from the other partners and a loan from ESB Bank for the mortgage.

The Company has a 40% ownership interest in this joint venture and accounts for the operating results using the equity method. At December 31, 2003 the Company determined that it does not have any loss exposure as a result of its involvement with Madison Woods, due to the fact that the project is substantially complete, the loan to ESB Bank has been repaid and the joint venture is not projected to incur any losses from now until its completion. As a result of this determination the Company concluded that it had no effect from the issuance of the Interpretation on the accounting for its ownership in the Madison Woods joint venture.

ESB Financial Corporation	36	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

The Company adopted FAS 142 “Goodwill and Other Intangible Assets” on January 1, 2002. Under FAS 142, goodwill and indefinite lived intangible assets are no longer amortized, but are subject to annual impairment tests. The Company has determined that if FAS 142 had been in effect in the years ended December 31, 2001, the result would have been:

(Dollar amounts in thousands, except share data)	2003	2002	2001
Reported net income	$8,524	$8,960	$7,229
Add back: Goodwill amortization	—	—	734

Adjusted net income	$8,524	$8,960	$7,963

Basic earnings per share:
Reported earnings per share	$0.84	$0.88	$0.73
Goodwill amortization	—	—	0.08

Adjusted earnings per share	$0.84	$0.88	$0.81

Diluted earnings per share:
Reported earnings per share	$0.80	$0.86	$0.72
Goodwill amortization	—	—	0.08

Adjusted earnings per share	$0.80	$0.86	$0.80

In November 2002, the Financial Accounting Standards Board (FASB) issued Financial Interpretation (FIN) No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others.” FIN No. 45 requires a guarantor to make additional disclosures in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaking in issuing the guarantee. The initial recognition and measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company’s financial condition, results of operations or cash flows.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities,” (VIEs) which addresses consolidation by business enterprises of variable interest entities. FIN No. 46 expands upon and strengthens existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. The Interpretation requires a variable interest entity to be consolidated by a company if that company is the “primary beneficiary” of that entity. The primary beneficiary is subject to a majority of the risk of loss from the VIEs activities, or is entitled to receive a majority of the VIE’s residual returns, or both. The consolidation requirements of FIN No. 46 apply immediately to VIEs created after January 31, 2003 and will apply to previously established entities in the first quarter of 2004, except for special purpose entities, for which the provisions are applicable for periods ending after December 15, 2003. In the first quarter of 2004, management is expected to evaluate its investments in low income housing partnerships in connection with the criteria established under FIN No. 46. The Company does not expect this evaluation to have a material impact on the Company’s financial condition or results of operations. The Company determined that the provisions of FIN No. 46 required deconsolidation of its special purpose entities consisting of three subsidiary grantor trusts as of December 31, 2003. As more fully discussed in Note 8 to the consolidated financial statements, the grantor trusts were deconsolidated. Deconsolidation of the trusts did not have a significant impact on the Company’s financial condition, results of operations or cash flows.

ESB Financial Corporation	37	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

In April 2003, the FASB issued Statement No. 149 “Amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.” This statement clarifies the definition of a derivative and incorporates certain decisions made by the Board as part of the Derivatives Implementation Group process. This Statement is effective for contracts entered into or modified, and for hedging relationships designated after June 30, 2003 and should be applied prospectively. The provisions of the Statement that relate to implementation issues addressed by the Derivatives Implementation Group that have been effective should continue to be applied in accordance with their respective effective dates. Adoption of this standard did not have any impact on the Company’s financial condition or results of operations.

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement requires that an issuer classify a financial instrument that is within its scope as a liability. Many of these instruments were previously classified as equity. This Statement was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective beginning July 1, 2003. The adoption of this standard did not have any impact on the Company’s financial condition or results of operations.

In December 2003 the American Institute of Certified Public Accountants, Inc. issued Statement of Position (SOP) 03-3 “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”. This SOP addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. This SOP does not apply to loans originated by the entity. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. For loans acquired in fiscal years beginning on or before December 15, 2004, and within the scope of Practice Bulletin 6, paragraphs 7 and 8 of this SOP, as they apply to decreases in cash flows expected to be collected, should be applied prospectively for fiscal years beginning after December 15, 2004. The Company will evaluate how this SOP will apply to future acquisitions of loans.

ESB Financial Corporation	38	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities

The following table summarizes the Company’s securities as of December 31:

(Dollar amounts in thousands)	Amortized cost	Unrealized gains	Unrealized losses	Fair value
December 31, 2003:
Trust Preferred securities	$500	$—	$(79)	$421
U.S. Government securities	5,982	662	—	6,644
Municipal securities	93,857	5,152	(326)	98,683
Equity securities	1,013	330	—	1,343
Corporate bonds	112,067	4,973	(3,357)	113,683
Mortgage-backed securities	701,040	9,912	(2,790)	708,162

	$914,459	$21,029	$(6,552)	$928,936

December 31, 2002:
Trust Preferred securities	$1,467	$21	$(68)	$1,420
U.S. Government securities	5,978	818	—	6,796
Municipal securities	94,357	3,249	(62)	97,544
Equity securities	1,313	100	(5)	1,408
Corporate bonds	112,187	4,754	(6,730)	110,211
Mortgage-backed securities	630,404	17,400	(48)	647,756

	$845,706	$26,342	$(6,913)	$865,135

The proceeds from the sale of securities as of December 31, 2003, 2002 and 2001 were $31.9 million, $54.7 million and $70.9 million, respectively. Gross realized gains and gross realized losses on sales of securities available for sale were $1.3 million and $1,500, respectively in 2003, $1.9 million and $412,000, respectively in 2002 and $1.1 million and $204,000, respectively in 2001. In addition, impairment charges on available for sale securities of $446,000 were recorded for the year ended 2002, on equity securities that were deemed to be other-than-temporarily impaired.

At December 31, 2003 and 2002 the Company did not have any corporate bonds whose book value exceeded 10% of equity.

ESB Financial Corporation	39	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

The following table shows the Company’s investments’ gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003:

	Less than 12 Months			12 Months or more			Total
(Dollar amounts in thousands)	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses
Municipal securities	15	$10,966	$326	0	$—	$—	15	$10,966	$326
Corporate bonds	—	—	—	10	45,797	3,436	10	45,797	3,436
Mortgage-backed securities	45	265,988	2,789	1	4,087	1	46	270,075	2,790

	60	$276,954	$3,115	11	$49,884	$3,437	71	$326,838	$6,552

The Company primarily invests in mortgage-backed securities, variable and fixed rate corporate bonds, municipal bonds, government bonds and to a lesser extent equity securities. The policy of the Company is to recognize an other than temporary impairment on equity securities where the fair value has been significantly below cost for three consecutive quarters. Declines in the fair value of the corporate bonds that can be attributed to specific adverse conditions affecting the credit quality of the investment would be recorded as other than temporary impairment losses, and charged to earnings. In order to determine if a decline in fair value is other than temporary, the Company reviews corporate ratings of the investment, analyst reports and SEC filings of the issuers. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. The Company reviews its position quarterly and has asserted that at December 31, 2003, the declines outlined in the above table represent temporary declines and the Company does have the intent and ability to hold those securities either to maturity or to allow a market recovery.

The following table summarizes scheduled maturities of the Company’s securities as of December 31, 2003, excluding equity securities which have no maturity dates:

	Available for sale
(Dollar amounts in thousands)	Weighted Average Yield	Amortized cost	Fair value
Due in one year or less	6.94%	$4,060	$4,115
Due from one year to five years	6.52%	59,003	63,973
Due from five to ten years	4.93%	52,340	53,672
Due after ten years	4.82%	798,043	805,833

	4.94%	$913,446	$927,593

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

Securities, with carrying values of $73.5 million and $55.4 million as of December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

ESB Financial Corporation	40	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable

The following table summarizes the Company’s loans receivable as of December 31:

(Dollar amounts in thousands)	2003	2002
Mortgage loans:
Residential - single family	$142,244	$154,438
Residential - multi family	42,057	31,661
Commercial real estate	46,502	51,495
Construction	46,072	40,778

	276,875	278,372

Other loans:
Consumer loans	59,222	61,087
Commercial business	10,802	16,080

	346,899	355,539

Less:
Allowance for loan losses	4,062	4,237
Deferred loan fees and net discounts	150	88
Loans in process	20,233	11,890

	$322,454	$339,324

Loans Held for Sale

Mortgage loans:
Residential - single family	$—	$1,568

Non-performing loans, which include only non-accrual loans, were $1.8 million and $2.5 million at December 31, 2003 and 2002, respectively.

For non-performing loans, the interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31 are summarized below:

(Dollar amounts in thousands)	2003	2002	2001
Interest income that would have been recorded	$164	$218	$147
Interest income recognized	86	79	76

Interest income foregone	$78	$139	$71

The Company is not committed to lend additional funds to debtors whose loans are on non-accrual status.

ESB Financial Corporation	41	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

The following is a summary of the changes in the allowance for loan losses:

(Dollar amounts in thousands)	Totals
Balance, January 1, 2001	$4,981
Allowance for loan losses of WSB	154
Provision for loan losses	47
Charge offs	(44)
Recoveries	9

Balance, December 31, 2001	5,147
Recovery of loan losses	(410)
Charge offs	(542)
Recoveries	42

Balance, December 31, 2002	4,237
Recovery of loan losses	(106)
Charge offs	(87)
Recoveries	18

Balance, December 31, 2003	$4,062

The following table is a summary of the loans considered to be impaired as of December 31:

(Dollar amounts in thousands)	2003	2002	2001
Impaired loans with an allocated allowance	$80	$502	$1,062
Impaired loans without an allocated allowance	—	10	—

Total impaired loans	$80	$512	$1,062

Allocated allowance on impaired loans	$80	$210	$1,002
Portion of impaired loans on non-accrual	79	512	1,062
Average impaired loans	268	787	1,016
Income recognized on impaired loans	—	3	4

FAS No. 114 does not apply to large groups of smaller balance homogenous loans that are collectively evaluated for impairment. The Company collectively reviews all residential real estate and consumer loans for impairment.

The Company conducts its business through 16 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania and primarily lends in this geographical area. Management does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

4.	Investment Required by Regulation

The Company’s subsidiary bank is a member of the FHLB System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than 1.0% of the unpaid principal balances of residential mortgage loans, 0.3% of total assets or 5.0% of outstanding advances, if any due to the FHLB, whichever is greater, as calculated periodically by the FHLB. Purchases and sales of FHLB stock are made directly with the FHLB at par.

ESB Financial Corporation	42	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

5.	Premises and Equipment

Premises and equipment at December 31 are summarized by major classification as follows:

(Dollar amounts in thousands)	2003	2002
Land	$1,273	$853
Buildings and improvements	10,815	10,517
Leasehold improvements	577	515
Furniture, fixtures and equipment	7,951	7,582

	20,616	19,467
Less accumulated depreciation and amortization	11,140	10,177

	$9,476	$9,290

Depreciation and amortization expense for the years December 31, 2003, 2002 and 2001 were $976,000, $968,000 and $863,000, respectively.

The Company is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options and none expiring later than 2010, have approximate aggregate rentals of $153,020, $155,660, $155,660, $154,160, $137,660 and $125,466 for the years ended December 31, 2004, 2005, 2006, 2007, 2008 and thereafter, respectively. Rent expense for the years ended December 31, 2003, 2002 and 2001 was $129,000, $138,000 and $148,000, respectively.

6.	Deposits

The following table summarizes the Company’s deposits as of December 31:

(Dollar amounts in thousands)	2003		2002
Type of accounts	Amount	%	Amount	%
Noninterest-bearing deposits	$21,252	3.5%	$19,039	3.2%
NOW account deposits	62,780	10.4%	45,854	7.8%
Money Market deposits	57,681	9.6%	71,124	12.1%
Passbook account deposits	100,749	16.7%	93,271	15.8%
Time deposits	360,584	59.8%	360,538	61.1%

	$603,046	100.0%	$589,826	100.0%

Time deposits mature as follows:

Within one year	$204,688	33.9%	$221,325	37.5%
After one year through two years	88,358	14.7%	58,689	10.0%
After two years through three years	39,696	6.6%	46,871	7.9%
After three years through four years	22,667	3.8%	28,700	4.9%
After four years through five years	3,959	0.7%	3,499	0.6%
Thereafter	1,216	0.2%	1,454	0.2%

	$360,584	59.8%	$360,538	61.1%

The Company had a total of $82.3 million and $66.3 million in time deposits of $100,000 or more at December 31, 2003 and 2002, respectively.

ESB Financial Corporation	43	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

6.	Deposits (continued)

Interest expense by type of deposit account for the year ended December 31 is as follows:

(Dollar amounts in thousands)	2003	2002	2001
NOW account deposits	$250	$112	$156
Money Market deposits	594	1,404	2,222
Passbook account deposits	825	1,380	1,483
Time deposits	11,406	15,301	18,805

	$13,075	$18,197	$22,666

7.	Borrowed Funds

Borrowed funds, which include FHLB advances, repurchase agreements, ESOP borrowings and treasury tax and loan notes payable, as of December 31 are summarized as follows:

(Dollar amounts in thousands)	2003		2002
	Weighted average rate	Amount	Weighted average rate	Amount
FHLB advances:
Due within 12 months	3.51%	$261,955	4.74%	$253,449
Due beyond 12 months but within 2 years	3.87%	93,885	4.37%	102,055
Due beyond 2 years but within 3 years	3.96%	106,607	4.73%	63,885
Due beyond 3 years but within 4 years	3.96%	77,487	4.94%	61,715
Due beyond 4 years but within 5 years	3.06%	30,060	4.11%	67,859
Due beyond 5 years	6.41%	246	6.70%	311

		$570,240		$549,274

Repurchase agreements:
Due within 12 months	3.01%	$37,000	3.12%	$34,600
Due beyond 12 months but within 2 years	1.78%	10,000	7.30%	11,000

		$47,000		$45,600

Other borrowings:
ESOP borrowings
Due beyond 4 years but within 5 years	—	$—	5.38%	$2,261

Treasury tax and loan note payable	0.82%	$62	1.09%	$188

Included in the $570.2 million of FHLB advances is approximately $75.5 million of convertible select advances. These advances reset to the 3 month London Interbank Offer Rate Index (LIBOR) and have various spreads and call dates. At the reset date if the 3 month LIBOR plus the spread is lower than the contract rate on the advance, the advance will remain at the contracted rate. The FHLB has the right to call any convertible select advance on its call date or quarterly thereafter. Should the advance be called, the Company has the right to pay off the advance without penalty. It has historically been the Company’s position to pay off the advance and replace it with fixed-rate funding. FHLB advances are secured by FHLB stock, qualifying residential mortgage loans and mortgage-backed securities to the extent that the fair value

ESB Financial Corporation	44	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

of such pledged collateral must be at least equal to the advances outstanding. At December 31, 2003 the Company had a maximum borrowing capacity with the FHLB of $767.3 million, with $197.1 million available for use.

The Company enters into sales of securities under agreements to repurchase. Such repurchase agreements are treated as borrowed funds. The dollar amount of the securities underlying the agreements remain in their respective asset accounts.

Repurchase agreements are collateralized by various securities that are either held in safekeeping at the FHLB or delivered to the dealer who arranged the transaction, and the Company maintains control of these securities.

The market value of such securities exceeded the amortized cost of the securities sold under agreements to repurchase. The market value of the securities as of December 31, 2003 was $52.1 million with an amortized cost of $51.2 million. The market value of the securities as of December 31, 2002 was $61.0 million with an amortized cost of $58.7 million. The average maturity date of the mortgage backed securities sold under agreements to repurchase was greater than 90 days for the years ended December 31, 2003 and 2002.

As of December 31, 2003 and 2002 the Company had repurchase agreements outstanding with Salomon Smith Barney of $47.0 million and $45.6 million, respectively.

As of December 31, 2003, the Company had repurchase agreements with Salomon Smith Barney with $5.1 million at risk, which relates to the market value of the collateral in excess of the borrowing, with a weighted average maturity of 5 months.

Borrowings under repurchase agreements averaged $44.0 million, $93.6 million and $157.3 million during 2003, 2002 and 2001, respectively. The maximum amount outstanding at any month-end was $77.0 million, $119.6 million and $191.3 million during 2003, 2002 and 2001, respectively.

The Company, through ESB, has an agreement with the Federal Reserve Bank of Cleveland whereby ESB is an authorized treasury tax loan depository. Under the terms of the note agreement, funds deposited to the Company’s treasury tax and loan account (limited to $150,000 per deposit) accrue interest at a rate of 0.25% below the overnight federal funds rate.

8.	Guaranteed Preferred Beneficial Interest in Subordinated Debt

On December 9, 1997, the Trust I, a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $25.3 million, 8.625% Trust Preferred Securities (Preferred Securities) with a stated value and liquidation preference of $10 per share. The Trust’s obligations under the Preferred Securities issued are fully and unconditionally guaranteed by the Company.

The proceeds from the sale of the Preferred Securities were utilized by the Trust I to invest in $26.1 million of 8.625% Junior Subordinated Debentures (the Subordinated Debt) of the Company. The Subordinated Debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Subordinated Debt primarily represents the sole assets of the Trust I. Interest on the Preferred Securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the Subordinated Debt prior to the maturity date of December 31, 2027, on or after December 31, 2002, at 100% of the stated liquidation amount, plus accrued and unpaid distributions, if any, at the redemption date.

ESB Financial Corporation	45	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Guaranteed Preferred Beneficial Interest in Subordinated Debt (continued)

Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated December 7, 1997, the Company may redeem in whole, but not in part, the Subordinated Debt prior to December 31, 2027.

Proceeds from any redemption of the Subordinated Debt would cause a mandatory redemption of the Preferred Securities and the common securities having an aggregate liquidation amount equal to the principal amount of the Subordinated Debt redeemed.

During the second quarter of 2003, the Company redeemed $5.0 million (liquidation amount) of the Preferred Securities of the Trust I at a redemption price equal to the liquidation amount of $10.00, plus accrued and unpaid distributions thereon to April 17, 2003. The Company also redeemed $5.2 million principal amount of the Subordinated Debt on April 17, 2003. In connection with this redemption, the Company took a charge of approximately $215,000, representing unamortized issuance costs on the Company’s 8.625% Trust Preferred Securities.

Unamortized deferred debt issuance costs associated with the Preferred Securities amounted to $845,000 and $1.1 million as of December 31, 2003 and 2002, respectively, and are amortized on a level-yield basis over the term of the Preferred Securities.

On January 15, 2004, the Company redeemed the remaining $20.3 million (liquidation amount) of the Preferred Securities of Trust I at a redemption price equal to the liquidation amount of $10.00, plus accrued and unpaid distributions thereon to January 15, 2004. The Company also redeemed $20.3 million principal amount of the Subordinated Debt on January 15, 2004. In connection with this redemption, the Company took a charge of approximately $845,000, representing unamortized issuance costs on the Company’s 8.625% Trust Preferred Securities.

On April 10, 2003, the Trust II, a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $10.0 million variable rate Preferred Securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $310,000 of common securities of the Trust II. The Preferred Securities reset quarterly to equal the London Interbank Offer Rate Index (LIBOR) plus 3.25%. The Trust II’s obligations under the Preferred Securities issued are fully and unconditionally guaranteed by the Company.

The proceeds from the sale of the Preferred Securities and the common securities were utilized by the Trust II to invest in $10.3 million of variable rate Subordinated Debt of the Company. The Subordinated Debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Subordinated Debt primarily represents the sole assets of the Trust II. Interest on the Preferred Securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the Subordinated Debt prior to the maturity date of April 24, 2033, on or after April 24, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date.

Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated April 10, 2003, the Company may redeem in whole, but not in part, the Subordinated Debt at any time within 90 days following the occurrence of such event.

ESB Financial Corporation	46	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

Proceeds from any redemption of the Subordinated Debt would cause a mandatory redemption of the Preferred Securities and the common securities having an aggregate liquidation amount equal to the principal amount of the Subordinated Debt redeemed.

ESB Financial Corporation	47	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Guaranteed Preferred Beneficial Interest in Subordinated Debt (continued).

Unamortized deferred debt issuance costs associated with the Preferred Securities amounted to $255,000 at December 31, 2003 and are amortized on a level yield basis.

On December 17, 2003, the Trust III, a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $5.0 million variable rate Preferred Securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $155,000 of common securities of the Trust III. The Preferred Securities reset quarterly to equal the London Interbank Offer Rate Index (LIBOR) plus 2.95%. The Trust III’s obligations under the Preferred Securities issued are fully and unconditionally guaranteed by the Company.

The proceeds from the sale of the Preferred Securities and the common securities were utilized by the Trust III to invest in $5.2 million of variable rate Subordinated Debt of the Company. The Subordinated Debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Subordinated Debt primarily represents the sole assets of the Trust III. Interest on the Preferred Securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the Subordinated Debt prior to the maturity date of December 17, 2033, on or after December 17, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date.

Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated December 17, 2003, the Company may redeem in whole, but not in part, the Subordinated Debt at any time within 90 days following the occurrence of such event.

Proceeds from any redemption of the Subordinated Debt would cause a mandatory redemption of the Preferred Securities and the common securities having an aggregate liquidation amount equal to the principal amount of the Subordinated Debt redeemed.

Unamortized deferred debt issuance costs associated with the Preferred Securities amounted to $75,000 at December 31, 2003 and are amortized on a level yield basis.

During 2003 the Company adopted FIN No. 46, “Consolidation of Variable Interest Entities,” (VIE’s) which addresses consolidation by business enterprises of variable interest entities. The interpretation requires a variable interest entity to be consolidated by a company if that company is the primary beneficiary of that entity. The result of this adoption was the deconsolidation of the above mentioned subsidiary grantor trusts, as the Company concluded that the primary beneficiaries of the subsidiary grantor trusts were the investors, not the Company.

ESB Financial Corporation	48	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Income Taxes

The provision for income taxes for the years ended December 31, is comprised of the following:

(Dollar amounts in thousands)	2003	2002	2001
Current expense:
Federal	$2,905	$1,908	$1,049
State	95	10	(42)

	3,000	1,918	1,007
Deferred benefit:
Federal	(1,189)	(101)	268

	(1,189)	(101)	268

	$1,811	$1,817	$1,275

In addition to income taxes applicable to income before taxes in the consolidated statements of operations, the following income tax amounts were recorded to stockholders’ equity during the years ended December 31:

(Dollar amounts in thousands)	2003	2002	2001
Net gain on securities available for sale	$1,731	$(5,427)	$(2,586)
Compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	—	166	—

	$1,731	$(5,261)	$(2,586)

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

(Dollar amounts in thousands)	2003	2002
Deferred tax assets:
Allowances for losses on loans and real estate owned	$1,381	$1,199
Interest and fees on loans	3	35
General business credit	781	681
Minimum tax credit carry forward	1,293	1,301
Writedown of debt	100	51
OREO	187	160
Other	196	147

Gross deferred tax assets	3,941	3,574
Deferred tax liabilities:
Investment in securities available for sale	4,875	6,606
Accretion of discounts	32	490
Core deposit intangible	161	302
Purchase Price Adjustments	105	65
OMSR	17	228
Other	206	258

Gross deferred tax liabilities	5,396	7,949

Net deferred tax (liability) asset	$(1,455)	$(4,375)

ESB Financial Corporation	49	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Income Taxes (continued)

The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with FAS 109 since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

The general business credit of $781,145 will be available to reduce future federal income tax through the year 2023. The alternative minimum tax credit of $1,292,970 is available to reduce future regular income taxes over an indefinite period.

A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:

	2003	2002	2001
Tax at statutory rate	34.0%	34.0%	34.0%
(Decrease) increase resulting from:
Tax free income, net of interest disallowance	(16.1)%	(15.9)%	(19.5)%
State income taxes, net of Federal income tax benefit	0.6%	0.1%	(0.3)%
Goodwill	—	—	2.9%
Other, net	(1.0)%	(1.3)%	(2.1)%

Reported rate	17.5%	16.9%	15.0%

The Company and its subsidiaries file a consolidated federal income tax return. Prior to 1996, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Subsequent to 1995, the Bank’s bad debt deduction is based on actual net charge-offs. Bad debt deductions for income tax purposes are included in taxable income of later years only if the Bank’s base year bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at December 31, 2002 (the most recent date for which a tax return has been filed) include approximately $15.2 million representing such bad debt deductions for which no deferred income taxes have been provided.

10.	Employee Benefit Plans

Retirement Savings Plan

The Company has a defined contribution employee retirement plan for the benefit of substantially all employees. The plan provides for regular employer payments that match each participating employee’s contribution to their individual tax-deferred retirement account. Employees can contribute up to 100% of their compensation, less required deductions, to the plan, and the Company matches 100% of the first 1% and 50% of the remaining 2% through 6% of employee contributions in stock of the Company. The Company contributed $194,000, $169,000 and $166,000 to the plan during 2003, 2002 and 2001, respectively.

ESB Financial Corporation	50	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

Employee Stock Ownership Plan

The Company has a tax qualified Employee Stock Ownership Plan (ESOP) for the benefit of its employees. All employees who complete one year of service are eligible to participate in the ESOP.

Participants become 100% vested in their accounts in the ESOP after five years of service or, if earlier, upon death, disability or attainment of normal retirement age.

The purchase of shares of the Company’s stock by the ESOP is funded by a loan. Unreleased ESOP shares collateralize the loan payable, and the cost of these shares is recorded as a contra-equity account in stockholders’ equity of the Company. The ESOP’s loan payable bears a weighted-average interest rate of 5.00% and matures within the next 8 years. Shares released as debt payments are made by the ESOP to the loan. The ESOP’s sources of repayment of the loans can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Company to the ESOP and earnings thereon. Dividends received on unallocated ESOP shares during 2003, 2002 and 2001 amounted to $191,000 $126,000 and $135,000, respectively. All of the unallocated dividends were used for debt service on the loan. The Company contributed $755,000, $557,000 and $551,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The ESOP incurred interest on the loan of $217,124, $182,000 and $251,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

In November 1993, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”, which prescribes comprehensive accounting guidance for ESOPs. The major requirements of SOP No. 93-6 provide, among other provisions, that compensation is recognized under the shares released method and compensation expense is equal to the fair value of the shares committed to be released and unallocated ESOP shares are excluded from outstanding shares for purposes of computing EPS. The Company adopted SOP No. 93-6 on January 1, 1994 for shares acquired by the ESOP after that date. The Company currently accounts for its ESOP under the guidance of SOP No. 93-6.

During 2003, 2002 and 2001, the Company recognized compensation expense related to the ESOP of $1.3 million, $838,000 and $710,000, respectively

As of December 31, 2003 and 2002 the ESOP held a total of 1,703,529 and 1,354,936 shares, respectively, of the Company’s stock, and there were 593,938 and 343,188 unallocated shares, respectively, with a fair value of $9.6 million and $3.7 million, respectively.

ESB Financial Corporation	51	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

Stock Option Plans

The Company maintains Stock Option Plans (Option Plans), which provide for the grant of stock options to directors, officers and other key employees. The Option Plans provide for the grant of both incentive stock options and compensatory stock options. Granted stock options are granted at an exercise price equal to the market price at the date of grant, the options vest immediately, are exercisable on the date of the grant and have a maximum term of ten years. Stock option activities under the Option Plans for the years ended December 31 are as follows:

	2003		2002		2001
	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share	Options (1)	Weighted Average Exercise Price/Share (1)
Outstanding at beginning of year	1,117,001	$6.90	1,133,422	$6.23	1,095,219	$5.90
Granted	94,510	15.35	117,612	10.83	132,883	7.83
Converted	—	—	—	—	—	—
Exercised	(161,269)	5.48	(121,838)	4.52	(94,507)	3.76
Expired	(28,781)	7.55	(12,195)	6.16	(173)	6.01

Outstanding at end of year	1,021,461	7.88	1,117,001	6.90	1,133,422	6.23

Exercisable at end of year	1,021,461	$7.88	1,081,970	$6.93	1,063,255	$6.23

(1)	Options and price/share data for the year ended December 31, 2002 and December 31, 2001 have been adjusted to reflect the stock splits paid on May 15, 2003 and October 25, 2002.

The weighted-average fair values of options granted during 2003, 2002 and 2001 utilizing the Black-Scholes Valuation Model were $2.88, $2.70 and $3.14, respectively.

The following table summarizes certain characteristics of issued stock options as of December 31, 2003:

Year Issued	Options Outstanding	Exercise Price	Average Remaining Contractual Life (in years)
1994	1,758	$4.98	0.5
1994	27,940	3.18	0.8
1995	29,650	5.68	1.5
1995	9,804	3.50	1.8
1996	60,947	5.65	2.5
1997	93,538	6.14	3.5
1998	104,829	9.47	4.5
1998	72,268	4.05	4.8
1999	124,860	7.37	5.5
2000	167,642	6.01	6.5
2001	120,783	7.83	8.0
2002	112,932	10.83	9.0
2003	94,510	15.35	10.0

	1,021,461	$7.88	6.0

Management Recognition Plan

In connection with the acquisition of Troy Hill Federal Savings Bank, the Company acquired shares of stock held in trust for potential future distribution to management and key employees for compensation purposes. As of December 31, 2003, there were 41,926 shares held in the Management Recognition Plan (MRP) trust. During 2003, 3,744 shares were distributed, with an associated compensation expense of $30,000. An additional 7,488 shares have been identified for distribution. As of December 31, 2002, there were 32,546 shares held in the MRP trust. During 2002, 3,744 shares were distributed with an associated compensation expense of $30,000.

ESB Financial Corporation	52	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

Excess Benefit Plan

The Company has adopted an excess benefit plan for the purpose of permitting an executive officer, and any other employees of the Company who may be designated pursuant to the plan, to receive certain benefits that the executive officer and any other employees of the Company otherwise would be eligible to receive under the Company’s retirement and profit sharing plan and ESOP but for the limitations set forth in Section 401(a)(17), 402(g) and 415 of the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to the excess benefit plan, during any plan year the Company shall make matching contributions on behalf of the participant in an amount equal to the amount of matching contributions that would have been made by the Company on behalf of the participant but for limitations in the Code, less the actual amount of matching contributions actually made by the Company on behalf of the participant. Finally, the excess benefit plan generally provides that during any plan year a participant shall receive a supplemental ESOP allocation in an amount equal to the amount which would have been allocated to the participant but for limitations in the Code, less the amount actually allocated to the participant pursuant to the ESOP. The supplemental benefits to be received by a participant pursuant to the excess benefit plan shall be credited to an account maintained pursuant to the plan within 180 days after the end of each plan year. In connection with its adoption of the excess benefit plan, the Company established a trust which currently holds 23,244 shares of common stock to fund its obligation under the excess benefit plan.

Supplemental Executive Retirement Plan

The Company has adopted a Supplemental Executive Benefit Plan (SERP) in order to provide supplemental retirement and death benefits for certain key employees of the Company. Under the SERP, participants shall receive an annual retirement benefit following retirement at age 65 equal to 25% of the participant’s final average pay multiplied by a target retirement benefit percentage. Final average pay is based upon the participant’s last three year’s compensation and the target benefit percentage is equal to the fraction resulting from the participant’s years of credited service divided by 20. Benefits under the plan are payable in ten equal annual payments and a lesser benefit is payable upon early retirement at age 55 with at least ten years of service. If a participant dies prior to retirement, the participant’s estate will receive a lump sum payment equal to the net present value of future benefit payments under the plan. At December 31, 2003, the participants in the plan had credited service under the SERP ranging from 13 to 26 years.

Directors’ Retirement Plan

The Company and the Bank have adopted the ESB Financial Corporation Directors’ Retirement plan and entered into director retirement agreements with each director of the Company and the Bank. The plan provides that any retiring director with a minimum of 5 or more years of service with the Company or the Bank and a minimum of 10 total years of service, including years of service with any bank acquired by the Company or the Bank, that remains in continuous service as a board member until age 75 will be entitled to receive an annual retirement benefit equal to his or her director’s fees earned during the last full calendar year prior to his or her retirement date, multiplied by a ratio, ranging from 25% to 50%, based on the director’s total years of service. The maximum ratio of 50% of fees requires 20 or more years of service and the minimum ratio of 25% of fees requires 10 years of service. Retirement benefits may also be payable under the plan if a director retires from service as a director prior to attaining age 75. One director is currently receiving monthly benefits under the plan.

ESB Financial Corporation	53	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

11.	Other Comprehensive Income (Loss)

In complying with FAS No. 130, “Reporting Comprehensive Income”, the Company has developed the following table which includes the tax effects of the components of other comprehensive income (loss). Other comprehensive income (loss) consists of net unrealized gain (loss) on securities available for sale and the net fair value adjustment on derivatives. Other comprehensive income and related tax effects for the years ended December 31 consists of:

(Dollar amounts in thousands)	2003	2002	2001
Net income:	$8,524	$8,960	$7,229
Other Compensation income - net of tax
Net fair value adjustment on securities available for sale	(2,157)	10,727	5,212
Net securities gains reclassified into earnings	(1,110)	(192)	(193)
Net fair value adjustments on derivatives	(92)	—	—

Other Comprehensive (loss) income	(3,359)	10,535	5,019

Comprehensive Income	$5,165	$19,495	$12,248

12.	Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is involved in certain claims and legal actions arising in the ordinary course of business. The outcome of these claims and actions are not presently determinable; however, in the opinion of the Company’s management, after consulting legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position.

13.	Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments, consisting of commitments to extend credit, commitments under line of credit lending arrangements and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are received.

The following methods and assumptions were used in estimating fair values of financial instruments.

Cash equivalents – The carrying amounts of cash equivalents approximate their fair values.

Securities – Fair values for securities are based on quoted market prices.

Accrued interest receivable and payable – The carrying amounts of accrued interest approximate their fair values.

Loans receivable– For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain residential mortgage and consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values of commercial real estate and commercial business loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Loans held for sale – The carrying amount for loans held for sale is a reasonable estimate of fair value.

ESB Financial Corporation	54	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

13.	Financial Instruments (continued)

FHLB stock– FHLB stock is restricted for trading purposes, and thus, the carrying value approximates fair value.

Deposits – The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current market interest rates to a schedule of aggregated expected monthly maturities.

Borrowed funds and subordinated debt – For variable rate borrowings, fair values are based on carrying values. For fixed rate borrowings, fair values are based on the discounted value of contractual cash flows and on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Loan commitments – The fair value of loan commitments at December 31, 2003 and 2002 approximated the carrying value of those commitments at those dates.

Interest rate cap contracts- Estimated fair values of interest rate cap contracts are based on quoted market prices, dealer quotes and prices obtained from independent pricing services.

Bank owned life insurance (BOLI) – The fair value of BOLI at December 31, 2003 and 2002 approximated the cash surrender value of the policies at those dates.

The following table sets forth the carrying amount and fair value of the Company’s financial instruments included in the consolidated statement of financial condition as of December 31:

	2003		2002
(Dollar amounts in thousands)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	$15,330	$15,330	$15,133	$15,133
Securities	928,936	928,936	865,135	865,135
Loans receivable and held for sale	322,454	325,805	340,892	348,046
Accrued interest receivable	7,630	7,630	8,405	8,405
FHLB stock	30,678	30,678	29,887	29,887
Bank owned life insurance	24,645	24,645	23,691	23,691
Interest rate cap contracts	1,123	985	—	—

Financial liabilities:
Deposits	$630,046	$609,731	$589,826	$596,888
Borrowed funds	617,302	627,669	597,323	617,850
Junior subordinated notes and guaranteed preferred beneficial interest in subordinated debt, net	35,187	35,032	24,203	23,896
Accrued interest payable	2,587	2,587	3,320	3,320

ESB Financial Corporation	55	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

13.	Financial Instruments (continued)

The following table presents the notional amount of the Company’s off-balance sheet financial instruments as of December 31:

(Dollar amounts in thousands)	2003	2002
Loans in process and commitments:
Fixed interest rate	$16,676	$14,290
Variable interest rate	24,306	19,435
Lines of credit (unfunded):
Commercial	14,285	20,781
Consumer	16,860	16,744
Letters of credit:
Commercial	—	—
Standby	5,883	3,584
Interest Rate Cap Contracts	40,000	—

Commitments to extend credit involve, to a varying degree, elements of credit and interest rate risk in excess of amounts recognized in the consolidated statement of financial condition. The Company’s exposure to credit loss in the event of non-performance by the other party for commitments to extend credit is represented by the contractual amount of these commitments, less any collateral value obtained. The Company uses the same credit policies in making commitments as for on-balance sheet instruments. The Company’s distribution of commitments to extend credit approximates the distribution of loans receivable outstanding.

14.	Regulatory Matters and Insurance of Accounts

The Company’s subsidiary bank, ESB, is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and their related classification for the Bank is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital (as defined in the regulations), core (Tier I) capital (as defined) and risk-based capital (as defined). As of December 31, 2003 the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003 and 2002, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum tangible, core, and risk-based capital ratios as set forth in the following table. There are no conditions or events since that notification that have changed the categorization.

Tangible and core capital levels in the following table are presented as a percentage of total adjusted assets (as defined in the regulations); risk based capital levels are shown as a percentage of risk-weighted assets (as defined).

The minimum required regulatory capital percentages to be well capitalized under prompt corrective action provisions is 5%, 6% and 10% for core, tier I and risk-based capital ratios, respectively.

ESB Financial Corporation	56	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

14.	Regulatory Matters and Insurance of Accounts (continued)

The FDIC through the Savings Association Insurance Fund insures deposits of account holders up to $100,000 per insured depositor. To provide for this insurance, the Bank must pay an annual premium.

OTS regulations govern capital distributions by savings institutions, which include cash dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account of a savings institution to make capital distributions. A savings institution must file an application for OTS approval of the capital distribution if either (1) the total capital distributions for the applicable calendar year exceed the sum of the institution’s net income for that year to date plus the institution’s retained net income (which takes into account capital distributions declared) for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution, (3) the distribution would violate any applicable statute, regulation, agreement or OTS-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings. If an application is not required to be filed, savings institutions which are a subsidiary of a holding company (as well as certain other institutions) must still file a notice with the OTS at least 30 days before the board of directors declares a dividend or approves a capital distribution. The Bank can declare dividends (subject only to the aforementioned notice requirement) subsequent to December 31, 2002, of up to approximately $7.1 million of retained earnings of $32.7 million at December 31, 2003, less any dividends declared subsequent to December 31, 2003 plus net income between January 1, 2004, and the date of any such dividend declaration. For the years ended December 31, 2003, 2002 and 2001, the Bank declared dividends to the Company of $3.0 million, $7.0 million and $6.0 million, respectively.

The following table sets forth certain information concerning regulatory capital:

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:
(Dollar amounts in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:
Total Capital (to Risk Weighted Assets)	$91,882	15.47%	$47,524	8.00%	$59,405	10.00%
Core Capital (to Adjusted Tangible Assets)	$88,077	6.85%	$51,415	4.00%	$64,268	5.00%
Tangible Capital (to Tangible Assets)	$88,077	6.85%	$19,281	1.50%	N/A	N/A
Tier I Capital (to Risk Weighted Assets)	$88,077	14.83%	N/A	N/A	$35,643	6.00%

As of December 31, 2002:
Total Capital (to Risk Weighted Assets)	$88,003	14.32%	$49,178	8.00%	$61,472	10.00%
Core Capital (to Adjusted Tangible Assets)	$84,073	6.75%	$49,842	4.00%	$62,302	5.00%
Tangible Capital (to Tangible Assets)	$84,073	6.75%	$18,691	1.50%	N/A	N/A
Tier I Capital (to Risk Weighted Assets)	$84,073	13.68%	N/A	N/A	$36,883	6.00%

On January 23, 2004, ESB Bank converted from a federal savings bank to a Pennsylvania chartered savings bank.

ESB Financial Corporation	57	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

15.	Quarterly Financial Data (unaudited)

Quarterly earnings per share data may vary from annual earnings due to rounding.

(Dollar amounts in thousands, except share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003:
Interest income	$16,748	$15,743	$14,648	$15,328
Interest expense	11,043	10,740	9,756	9,313

Net interest income	5,705	5,003	4,892	6,015
Provision for (recovery of) loan losses	(182)	152	(237)	161

Net interest income after provision for (recovery of) loan losses	5,887	4,851	5,129	5,854
Net realized gain on sale of securities available for sale	435	331	460	73
Other noninterest income	996	1,344	1,549	1,434
Noninterest expense	4,397	4,612	4,494	4,505

Income before income taxes	2,921	1,914	2,644	2,856
Provision for income taxes	557	243	478	533

Net income	$2,364	$1,671	$2,166	$2,323

Diluted net income per share	$0.23	$0.15	$0.20	$0.22

2002:
Interest income	$18,783	$18,750	$18,082	$17,345
Interest expense	13,267	13,116	12,746	12,172

Net interest income	5,516	5,634	5,336	5,173
Provision for (recovery of) loan losses	12	(489)	(103)	170

Net interest income after provision for (recovery of) loan losses	5,504	6,123	5,439	5,003
Net realized gain on sale of securities available for sale	124	—	423	498
Other noninterest income	946	1,631	828	1,278
Noninterest expense	4,055	4,860	3,922	4,183

Income before income taxes	2,519	2,894	2,768	2,596
Provision for income taxes	408	546	498	365

Net income	$2,111	$2,348	$2,270	$2,231

Diluted net income per share	$0.20	$0.23	$0.22	$0.21

ESB Financial Corporation	58	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only)

Following are condensed financial statements for the parent company as of and for the years ended December 31:

Condensed Statements of Financial Condition

(Dollar amounts in thousands)	2003	2002
Assets:
Interest-earning deposits	$6,669	$1,243
Equity in net assets of subsidiaries	147,930	145,573
Other assets	4,010	3,210

Total assets	$158,609	$150,026

Liabilities and stockholders’ equity:
Subordinated debt, net	$35,187	$24,203
Payable to subsidiaries	26,542	27,000
Accrued expenses and other liabilities	9	2,452
Stockholders’ equity	96,871	96,371

Total liabilities and stockholders’ equity	$158,609	$150,026

Condensed Statements of Operations

(Dollar amounts in thousands)	2003	2002	2001
Income:
Equity in undistributed net income of subsidiaries	$9,090	$9,803	$8,192
Management fee income, from subsidiaries	3,753	3,495	3,522
Interest and other income	184	33	526

Total income	13,027	13,331	12,240
Expense:
Interest expense, to subsidiary	2,900	3,086	3,875
Compensation and employee benefits	1,718	1,672	1,596
Other	463	294	285

Total expense	5,081	5,052	5,756

Income before benefit from income taxes	7,946	8,279	6,484

Benefit from income taxes	(578)	(681)	(745)

Net income	$8,524	$8,960	$7,229

ESB Financial Corporation	59	2003 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only) (continued)

Condensed Statements of Cash Flows

(In thousands)	2003	2002	2001
Operating activities:
Net income	$8,524	$8,960	$7,229
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity in undistributed net income of subsidiaries	(9,090)	(9,803)	(8,192)
Loss (gain) on sale of securities available for sale	101	173	(257)
Other, net	(432)	8,936	697

Net cash (used in) provided by operating activities	(897)	8,266	(523)

Investing activities:
Purchases of securities available for sale	—	—	(244)
Proceeds from the sale of securities available for sale	1,368	1,218	1,749
Cash acquired from WSB, net of payment for purchase	—	—	3,211

Net cash provided by investing activities	1,368	1,218	4,716

Financing activities:
Decrease in payable to subsidiaries	(458)	(5,750)	(750)
Increase in subordinated debt, net	10,984	44	44
Proceeds received from exercise of stock options	694	523	316
Dividends paid	(3,885)	(3,070)	(2,620)
Net proceeds from re-issuance, sale or (payments to acquire) treasury stock	1,819	(1,486)	(1,667)
Stock purchased by ESOP	(5,000)	—	(44)
Principal repayment of ESOP loan	801	607	588

Net cash provided by (used in) financing activities	4,955	(9,132)	(4,133)

Increase in cash equivalents	5,426	352	60
Cash equivalents at beginning of period	1,243	891	831

Cash equivalents at end of period	$6,669	$1,243	$891

17.	Subsequent Events

On January 5, 2004, the Company entered into a loan agreement with First Tennessee Bank National Association for $15.0 million at an interest rate of 5.55% and a stated maturity of 5 years. The proceeds of this loan were used, on January 15, 2004, to redeem the remaining $20.3 million (liquidation amount) of the Preferred Securities of PennFirst Capital Trust I at a redemption price equal to the liquidation amount of $10.00 plus accrued and unpaid distributions thereon to January 15, 2004. The Company also redeemed $20.3 million principal amount of the Subordinated Debt on January 15, 2004. In connection with this redemption, the Company took a charge of approximately $845,000, representing the write-off of the remaining unamortized issuance costs on the early extinguishment of debt.

ESB Financial Corporation	60	2003 Annual Report

Report of Independent Auditors

To the Board of Directors and Stockholders

ESB Financial Corporation

We have audited the accompanying consolidated statements of financial condition of ESB Financial Corporation and subsidiaries (ESB), as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of ESB’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ESB Financial Corporation and subsidiaries as of December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, in 2002, ESB changed its method for accounting for goodwill.

/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
February 11, 2004

ESB Financial Corporation	61	2003 Annual Report

Stock and Dividend Information

Listings and Markets

ESB Financial Corporation common stock is traded on the Nasdaq National Stock Market under the symbol “ESBF”. Some of the listed market makers for the Company’s common stock include:

Goldman Sachs Research 85 Broad Street New York, NY 10004 Telephone: (212) 902-1000 Ryan Beck & Co., Inc 220 Livingston Orange Avenue Livingston, NJ 07039 Telephone: (800) 223-8969	RBC Dain Rauscher 500 West Madison Chicago, Il 60661 Telephone: (888) 655-4135 Sandler O’Neill & Partners, LP 919 Third Avenue, 6th Floor New York, NY 10022 Telephone: (800) 635-6851

Number of Stockholders and Shares Outstanding

As of December 31, 2003, there were 2,331 registered stockholders of record and 10,785,399 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or “street” name.

Dividend Reinvestment Plan

Common stockholders may have Company dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through the reinvestment plan and pay no brokerage commissions or fees. To obtain a plan prospectus and authorization card call (800) 368-5948.

Registrar and Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford,	NJ 07016

Cash Dividends

The Company has paid regular quarterly cash dividends since its inception in June 1990. During the past two years ended December 31, 2003, the Company declared cash dividends with the following record and payment dates:

Record Date	Payment Date	Cash Dividends per Share
December 31, 2003	January 23, 2004	$0.100
September 30, 2003	October 24, 2003	$0.100
June 30, 2003	July 25, 2003	$0.100
March 31, 2003	April 25, 2003	$0.083

December 31, 2002	January 24, 2003	$0.083
September 30, 2002	October 25, 2002	$0.069
June 28, 2002	July 25, 2002	$0.069
March 29, 2002	April 25, 2002	$0.069

ESB Financial Corporation	62	2003 Annual Report

Stock and Dividend Information (continued)

Stock Splits and Dividends

The Company has declared the following stock splits or dividends since its inception:

Record Date	Payment Date	Percentage Issued
May 1, 2003	May 15, 2003	20%
September 30, 2002	October 25, 2002	20%
May 18, 2001	May 30, 2001	20%
May 17, 2000	May 31, 2000	10%
May 15, 1998	May 29, 1998	10%
July 31, 1997	August 25, 1997	10%
December 31, 1994	January 25, 1995	20%
December 31, 1993	January 25, 1994	20%
May 12, 1993	June 7, 1993	20%
December 31, 1992	January 25, 1993	20%
June 30, 1992	July 25, 1992	20%
December 31, 1991	January 25, 1992	20%

Stock Price Information

The bid and ask price of the Company’s common stock were $15.15 and $15.25, respectively, as of January 31, 2004.

The following table sets forth the high and low sale market prices of the Company’s common stock as of and during the quarterly periods presented:

	Market Price
	High	Low	Close
2003 Quarter Ended
December 31	$16.86	$14.92	$16.10
September 30	15.12	12.62	14.56
June 30	17.82	13.50	13.50
March 31	14.83	10.58	14.83

2002 Quarter Ended
December 31	$11.08	$9.76	$10.79
September 30	10.21	9.16	8.37
June 30	9.06	7.81	8.52
March 31	8.37	6.70	7.83

ESB Financial Corporation	63	2003 Annual Report

Corporate Information

Annual Meeting

The annual meeting of the Company’s stockholders will be held at 4:00 p.m., on Wednesday, April 21, 2004, at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA 16117.

Stockholder and Investor Information

Copies of annual reports, quarterly reports and related stockholder literature are available upon written request without charge to stockholders. Requests should be addressed to Frank D. Martz, Group Senior Vice President of Operations and Corporate Secretary, ESB Financial Corporation, 600 Lawrence Avenue, Ellwood City, PA 16117.

We make available on our website, www.esbbank.com, our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, on the date which we electronically file these reports with the Securities and Exchange Commission, as well as our code of ethics. Investors are encouraged to access these reports and the other information about our business and operations on our web site.

Equal Employment Opportunity

ESB Financial Corporation has adopted an affirmative action program to assure equal opportunity for every employee and hires, trains, promotes, compensates and makes all other employment decisions without regard to race, color, religion, sex, age, national origin, disability or veteran status.

Corporate Headquarters

ESB Financial Corporation

600 Lawrence Avenue

Ellwood City, PA 16117

Phone: (724) 758-5584

Subsidiary Companies

ESB Bank, F.S.B.

    ESB Financial Services, Inc.

    AMSCO, Inc.

          ESB Bank Building Associates

          Madison Woods Joint Venture

          McCormick Farms, LLC

          The Links at Deer Run Associates, LLC

          Brandy One, LLC

PennFirst Financial Services, Inc.

ESB Capital Trust II

ESB Statutory Trust III

THF, Inc d/b/a Elite Settlement Services

Independent Auditors	Special Counsel

Ernst & Young LLP	Elias, Matz, Tiernan & Herrick L.L.P.
One Oxford Centre	734 15th Street, NW
Pittsburgh, PA 15219	Washington, DC 20005

ESB Financial Corporation	64	2003 Annual Report

Board of Directors

ESB FINANCIAL CORPORATION

William B. Salsgiver	Charles Delman
Chairman of the Board	Retired Chairman, President & CEO - ESB Bancorp, Inc.
A Principal - Perry Homes

Herbert S. Skuba	Mario J. Manna
Vice Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
Director, President & CEO - Ellwood City Hospital

Charlotte A. Zuschlag	Lloyd L. Kildoo
President & Chief Executive Officer	Owner & Funeral Director - Glenn-Kildoo Funeral Homes

George William Blank, Jr.
President - George W. Blank Supply Company, Inc.

ESB BANK

William B. Salsgiver	Lloyd L. Kildoo
Chairman of the Board	Owner & Funeral Director - Glenn-Kildoo Funeral Homes
A Principal - Perry Homes

Herbert S. Skuba	Mario J. Manna
Vice Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
Director, President & CEO - Ellwood City Hospital

Charlotte A. Zuschlag	Edward W. Preskar, RA
President & Chief Executive Officer	Retired Director of Facilities - School District of Pittsburgh

Raymond K. Aiken	Joseph W. Snyder
Retired President & COO - Lockhart Chemical Co.	Sourcing Agent - Equitable Resources, Inc.

George William Blank, Jr.	Guy Dille, CPA
President - George W. Blank Supply Company, Inc.	Retired Chief Financial Officer - Williams & Company, Inc.

Charles Delman	Jefrey F. Wall
Retired Chairman, President & CEO - ESB Bancorp, Inc.	Vice President/Operations - R.J. Rhodes Transit, Inc.

Johanna C. Guehl
Partner - Brabender Guehl

ESB Financial Corporation	65	2003 Annual Report

Corporate Officers, Advisory Board and Bank Officers

ESB FINANCIAL CORPORATION	ESB BANK
William B. Salsgiver	William B. Salsgiver
Chairman of the Board	Chairman of the Board
Charlotte A. Zuschlag	Charlotte A. Zuschlag
President & Chief Executive Officer	President & Chief Executive Officer
Thomas F. Angotti
Group Senior Vice President/Administration	Group Senior Vice Presidents
Charles P. Evanoski	Thomas F. Angotti
Group Senior Vice President, Chief Financial Officer & Treasurer	Charles P. Evanoski
Robert C. Hilliard, CPA	Robert C. Hilliard, CPA
Group Senior Vice President/Audit, Compliance & Loan Review	Frank D. Martz
Frank D. Martz	Todd F. Palkovich
Group Senior Vice President/Operations & Corporate Secretary
Todd F. Palkovich	Senior Vice Presidents
Group Senior Vice President/Lending	Robert J. Colalella
Robert J. Colalella	John W. Donaldson II
Senior Vice President/Marketing, Facilities & CRA	Peter J. Greco
John W. Donaldson II	Teresa Krukenberg
Senior Vice President/Lending	Ronald J. Mannarino
Peter J. Greco	Ronald E. Pompeani
Senior Vice President/Lending	Mark A. Platz
Teresa Krukenberg	Marilyn Scripko
Senior Vice President/Operations	John T. Stunda
Ronald J. Mannarino	Bonita L. Wadding
Senior Vice President/Asset Liability Management
Mark A. Platz	Vice Presidents
Senior Vice President/Information Technology	Deborah A. Allen
Ronald E. Pompeani	Nancy A. Glitsch
Senior Vice President/Lending	Paul F. Hoyson
Marilyn Scripko	Lawrence C. Kerr
Senior Vice President/Lending	Mary Ann Leonardo
John T. Stunda	Sally A. Mannarino
Senior Vice President/Human Resources	Larry Mastrean
Bonita L. Wadding	Joanne C. Wienand
Senior Vice President/Controller	Wayne G. Zerishnek
Pamela K. Zikeli
ESB BANK, ADVISORY BOARD
Charles Delman	Assistant Vice Presidents
Retired Chairman, President & CEO - ESB Bancorp, Inc.	Robert A. Ackerman
Gibson E. Brock	Janet S. Barletta
Retired Manager of Engineering - J & L Steel Corporation	Kathleen A. Bender
George C. Dorsch	Charlotte M. Bolinger
Retired Engineer -	Frank R. Brzozowski
Dept. of Transportation, Commonwealth of Pennsylvania	Thomas E. Campbell
Dr. Allan Gastfriend	Judy L. Diesing
Retired Dentist	John R. Fogg
Charles W. Hergenroeder, III	William H. Garroway
Partner - Hergenroeder, Rega, Sommer, L.L.C.	Deborah S. Goehring
Watson F. McGaughey, Jr.	Margaret A. Haefele
President - McGaughey Buses, Inc.	Brian Hulme
Donald R. Miller	Louise P. Massung
Retired President - Miller & Sons Chevrolet	Christopher McCaw
Beth A. McClymonds
WORKINGMENS BANK ADVISORY BOARD	Marianne L. Mills
Charles Delman	Ann R. Nelson
Retired Chairman, President & CEO - ESB Bancorp, Inc.	Deborah F. Pagley
Johanna C. Guehl	Timothy S. Robinson
Partner - Brabender Guehl	Patricia Schramm
Joseph J. Manfred	Kathy Smyth
Retired - Manfred Insurance Agency	Sharon Speicher
Stanford H. Rosenberg	Joyce A. Stellitano
Professor - LaRoche College	Robert Tatka
John P. Mueller	Volynda Teets
Retired - Muellers Hardware	Sara F. Vattimo
Retired - Chairman of the Board, WSB	Barbara Wetzel

Assistant Secretaries
Linda A. MacMurdo
Dana M. Martz
Robin Scheffler

THF, Inc.
Rocco Abbatangelo - President

ESB Financial Corporation	66	2003 Annual Report

Board of Directors and Executive and Senior Management

Board of Directors of ESB Bank, are, seated from left, William B. Salsgiver, Charles Delman, Mario J. Manna, Lloyd L. Kildoo, George W. Blank, Jr., and Raymond K. Aiken. Standing from left are Herbert S. Skuba, Charlotte A. Zuschlag, Joseph W. Snyder, Guy Dille, Johanna C. Guehl, Jefrey F. Wall, Edward W. Preskar.

Executive and Senior Management of ESB Bank are, Charlotte Zuschlag, John Stunda, Teresa Krukenberg, Robert Hilliard, Ronald Mannarino, Bonita Wadding, Thomas Angotti, Robert Colalella, Mark Platz, Ronald Pompeani, Marilyn Scripko, Rocco Abbatangelo, John Donaldson, Peter Greco, Charles Evanoski, Frank Martz, Todd Palkovich.

ESB Financial Corporation	67	2003 Annual Report

Officers

The management team of ESB Financial Corporation with an impressive combined years of service to the Corporation of 877.5 years and an average length of service of 15 years.

ESB Financial Corporation	68	2003 Annual Report

Office Locations and Branch Managers

ALIQUIPPA - JANET BARLETTA	Coming in 2004
2301 Sheffield Road, Aliquippa, PA 15001	NESHANNOCK TOWNSHIP
724.378.4436	3360 Wilmington Road

AMBRIDGE - JACKIE SMITH (interim manager)	New Castle, PA 16105
506 Merchant Street, Ambridge, PA 15003	724-658-8825
724.266.5002

BALDWIN - PATRICIA SCHRAMM
5035 Curry Road - Pittsburgh, PA 15236
412.655.8670

BEECHVIEW - BARBARA WETZEL
1609 Broadway Avenue, Pittsburgh, PA 15216
412.344.7211

CENTER TWP -JUDY DIESING
3531 Brodhead Road, Monaca, PA 15061
724.774.0332

CORAOPOLIS - LARRY MASTREAN
900 Fifth Avenue, Coraopolis, PA 15108
412.264.8862

ELLWOOD CITY - PAMELA ZIKELI
600 Lawrence Avenue, Ellwood City, PA 16117
724.758.5584

FOX CHAPEL - JOYCE STELLITANO
1060 Freeport Road, Pittsburgh, PA 15238
412.782.6500

FRANKLIN TWP - TOM CAMPBELL
1793 Mercer Road, Ellwood City, PA 16117
724.758.2500

NORTH SHORE - SHARON SPEICHER
807 Middle Street, Pittsburgh, PA 15212
412.231.7297

SHENANGO TOWNSHIP - CHARLOTTE BOLINGER
Lawrence Village Plaza, New Castle, PA 16101
724.654.7781

SPRING HILL - MARIANNE MILLS
Itin & Rhine Streets, Pittsburgh, PA 15212
412.231.0819

SPRINGDALE - FRANK BRZOZOWSKI
849 Pittsburgh Street, Springdale, PA 15144
724.275.5879

TROY HILL - PEGGY HAEFELE
1706 Lowrie Street, Pittsburgh, PA 15212
412.231.8238

WEXFORD - DEBBIE ALLEN
101 Wexford-Bayne Road, Wexford, PA 15090
724.934.8989

ZELIENOPLE - DEBBIE GOEHRING
Northgate Plaza, Zelienople, PA 16063
724.452.6500

ESB Financial Corporation	69	2003 Annual Report

A VERY SPECIAL THANK YOU

The ESB Financial Corporation family would like to extend a very special thank you to Edmund C. Smith who retired this year from our Board of Directors.

Ed began his dedicated service in our business in 1968 when he became a member of the Board of Directors of Ambridge Savings and Loan Association and was instrumental in the merger of Ambridge Savings and Loan and First Federal Savings and Loan of Ambridge in 1981. Ed participated in, actively supported and contributed to, the development of five separate merger agreements from which the foundation of ESB Financial Corporation now exists.

The Board of Directors wishes to thank Ed for his effective and faithful service on the Compensation Committee and the Audit Committee, including his serving as Chairman of the Audit Committee for the past three years.

Accept our best wishes Ed, and our sincere gratitude for the over thirty-five years of devoted service to ESB Financial Corporation!

ESB FINANCIAL CORPORATION

600 Lawrence Avenue

Ellwood City, Pennsylvania 16117

Phone: (724) 758-5584